HON INDUSTRIES 2002 ANNUAL REPORT

INC

MAR 25 2003



03018915

AR/S

Strengths into Strategy

P.E. 12-28-02



Contents

Attributes into action.



We at HON INDUSTRIES see in the office furniture market's unprecedented downturn something surprising: Opportunity. Because in 2002 we delivered solid financial performance and launched more new products than at any time in our history. We have more points of access to our markets than virtually anybody. Our supply chain expertise is second to none. And we have built one of the most talented leadership teams in the business, who, combined with our dedicated members, make people a significant differentiator. Now, we are intensifying our focus on converting our tremendous attributes into action; on continuing to turn our strengths into a solid strategy for profitable, long-term growth.





Financial Highlights

Amounts in thousands, except for per share data	**2002**	2001	Change
Income Statement Data			
Net sales	**$ 1,692,622**	$ 1,792,438	(5.6)%
Gross profit	**599,879**	611,298	(1.9)%
Selling and administrative expenses	**454,189**	464,206	(2.2)%
Restructuring related charges	**3,000**	24,000	(87.5)%
Operating income	**142,690**	123,092	15.9 %
Net income	**91,360**	74,407	22.8 %
Net income as a % of:			
Net sales	**5.4%**	4.2%	
Average shareholders' equity	**14.7%**	12.8%	
Per common share:			
Net income	**$ 1.55**	$ 1.26	23.0 %
Book value	**11.08**	10.10	9.7 %
Cash dividends	**.50**	.48	4.2 %
Balance Sheet Data			
Current assets	**$ 405,054**	$ 319,657	26.7 %
Total assets	**1,020,552**	961,891	6.1 %
Current liabilities	**298,680**	230,443	29.6 %
Current ratio	**1.36**	1.39	
Long-term debt and capital lease obligations	**$ 9,837**	$ 80,830	(87.8)%
Debt/capitalization ratio	**1.5%**	12.0%	
Shareholders' equity	**$ 646,893**	$ 592,680	9.1 %
Average shareholders' equity	**619,787**	583,011	6.3 %
Working capital	**106,374**	89,214	19.2 %
Other Data			
Capital expenditures	**$ 25,885**	$ 36,851	(29.8)%
Cash flow from operations	**202,391**	227,800	(11.2)%
Weighted-average shares outstanding during year	**58,789,851**	59,087,963	(0.5)%
Price/earnings ratio at year-end	**18**	22	
Number of shareholders at year-end	**6,777**	6,694	1.2 %
Members (employees) at year-end	**8,828**	9,029*	(2.2)%

** Includes acquisitions completed during year.*


1,707
1,801
2,046
1,792
1,692
1998
1999
2000
2001
2002
106
87
106
74
91
1998
1999
2000
2001
2002
25.2
18.1
19.8
12.8
14.7
1998
1999
2000
2001
2002
1.72
1.44
1.77
1.26
1.55
1998
1999
2000
2001
2002

Net Sales
Millions of dollars

Net Income
Millions of dollars

Return on Average Shareholders' Equity
Percent

Earnings Per Share
Dollars





It might surprise you to hear that in spite of a negative environment in the office furniture market, we have a very positive story to tell. We emerged from a second consecutive year of double-digit industry decline with a solid balance sheet, strong margins, excellent cash flow and low debt. We launched more new products than ever, set records in service and quality, and gained significant share in a number of our markets. You'd be right to ask us a simple question: Where from here?



JACK D. MICHAELS
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Thanks to solid performance by our office furniture and hearth businesses, we excelled by virtually every financial measure in 2002 and gained market share, despite a decline in overall sales. Earnings per share: well above last year. Working capital: number one in the industry. Cash flow: a five-year compounded annual growth rate of 7.4 percent. Gross profits: record performance in the worst market environment anyone can remember. And our stock price remained stable throughout the year, outperforming the S&P 500.

It's time to intensify our efforts to grow. We have proven that we can insulate our shareholders from extremely difficult economic conditions. Now we must prove that we can deliver growth. To accomplish this, we have established five strategic priorities for 2003–2005:

Priority one: Understand and respond to end-users. In every one of our businesses, we are working to better understand the people who ultimately buy and use our products. We are investing to find out more than just their level of satisfaction with our products; we want to learn about what they value and want; how and where they buy; and how they feel about the purchase, delivery and installation experience.

We also must find appropriate ways to increase our influence in the channels through which our businesses reach their markets. This will bring us closer to end-users and put us in a better position to respond to their needs.

Priority two: Build brand power. It is critical to establish strong brands in our markets. As you read this letter, we are implementing aggressive, comprehensive strategies to accomplish it. Each HON INDUSTRIES business has a unique position it seeks to capture; the common objective among all is to create that strong and lasting bond with buyers that every successful brand enjoys.

Priority three: Implement profitable and aggressive growth strategies. Our financial performance puts us in an excellent position to pursue growth. We have a number of powerful avenues within our core businesses to achieve it profitably, whether through new market niches or through logical extensions of our expertise and product portfolio. And we are always evaluating opportunities to build our business through acquisition.

Priority four: Respond to global competition. We are operating in an increasingly global competitive environment. Low-cost imports are having more impact on our business every day. Globalization adds urgency to the need to build our brands and evolve from a manufacturer to a solutions provider. It also represents opportunities to enhance our competitiveness through sourcing arrangements and alliances overseas.

Priority five: Enhance our culture and values. To me, the HON INDUSTRIES culture is about fairness, respect and learning. Management's job is to engage all members in the improvement process – to listen, learn from them, and give them opportunities to grow and enhance their skills. When we get members to share their ideas to make their jobs more productive and act on those ideas, we achieve something powerful: 8,828 people actively working to make this company better. Evidence of their success can be found in our recognition recently by *FORTUNE* magazine as the most-admired company in our industry and our inclusion in *Forbes'* Platinum 400 list.

Part of our culture of learning is the role our board members play in our success. With all the attention being paid to governance issues today, it would be easy to overlook the tremendous value our Board of Directors brings to our company beyond corporate oversight. There is a great deal to be learned from the wealth of experience each HON INDUSTRIES director possesses. Their counsel is as valuable to us as their integrity and commitment are to representing your interests.

In 2002, we were very pleased to welcome Ronald V. Waters, III, Senior Vice President and Chief Financial Officer of Wm. Wrigley Jr. Company, to our board. Ron's knowledge of finance and accounting, global sourcing, supply chain and logistics management will be of particular value to the company.

On February 13, 2003, we announced the appointment of Stanley A. Askren as the new President of HON INDUSTRIES and a member of its Board of Directors. This appointment resulted from the normal, ongoing succession planning process utilized by the Board of Directors. It is an indication of the strength of our team that Stan was selected from a field made up entirely of internal candidates; it's an equal indication of the team's strength that this was doubtless the most difficult decision the board has ever had to make.

Although we see continued economic challenge and global uncertainty immediately ahead, I believe the office furniture and hearth and home industries both have bright and vibrant long-term futures. I'm very proud of what we achieved in 2002, and I'm looking forward to working with Stan to take this company to the next level of performance and growth. I know he feels as strongly as I do that for HON INDUSTRIES, its members and shareholders, the best is yet to come.



JACK D. MICHAELS
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

STRENGTHS 

[illegible] products.

Solid financial performance has enabled us to maintain a high level of investment in new product development and marketing. We spent wisely, as evidenced by an extraordinary group of exciting new products we launched in 2002. We developed each in a disciplined process that carefully defines end-user needs and helps ensure immediate and ongoing contribution to our bottom line. But great products are only part of the value equation, just one element of solutions designed to enhance the work and home environments.

The 19th Part

Allsteel's award-winning #19 chair is a beautiful union of form and function. Its design is the sum of 18 custom-designed, integral parts. The equally integral 19th part? The person sitting in it.



Moving from just a manufacturer to a provider of solutions.

Without question, we have the products. At The HON Company, at Gunlocke, at Allsteel, at Hearth & Home Technologies – at every company in the HON INDUSTRIES family – our focus over the past few years on developing beautiful, functional, innovative products is winning awards and serving notice to the competition.

The challenge now is to develop solutions that support the larger purpose in which our products play a part. In some channels, it's offering a combination of products to enable single sourcing for maximum workplace performance and value. In others, it's providing related services, including space design, asset and lifecycle management, among others. And at Hearth & Home Technologies, it's expanding our focus beyond fireplaces to offer products for a healthy home.













STRENGTHS 

We have the presence.

It's one thing to have an exciting new portfolio of highly desirable products; it's quite another to get them efficiently to market. At HON INDUSTRIES, this is where a second strength comes into play: We are without peer in our number of sales channels and in our supply chain efficiency and performance. We have established an exceedingly strong market position through the multitude of ways we reach customers, and the superior quality and dependability of our service.

Selling to Them, Then Getting It to Them

We've made it a priority to establish a strong presence in each of our markets' many different buying processes. It's an equal priority to get our product to end-users and channel partners where and when they want it, every single time.






HON


4528










HON
HON
HON
HON
HON
HON
HON



Mastering the total buying experience, from selection and purchase to delivery and installation.

In our office furniture and hearth businesses, channels and buying processes vary as widely as the players involved in each. Small retailers. "Big box" mass merchandisers. Wholesalers. Dealers. Architects and designers. Home builders. Individual homeowners. Business people. Small businesses. Large government agencies. Multinational corporations.

HON INDUSTRIES has done more than just recognize the different segments; it has worked very effectively to position itself in the multiple channels that serve them. It takes an extraordinary amount of skill, discipline and versatility to manage different relationship dynamics while maintaining and continually improving upon the ability to meet each channel's distinct requirements.

From a small business owner needing a few pieces of office furniture to a multinational corporation making a large and complex contract purchase, from a homeowner looking for a gas fireplace to a contractor who builds 15,000 homes a year, the companies of HON INDUSTRIES are there for them.

But once the sale is made, the critical fulfillment part of the purchase process begins. HON INDUSTRIES has mastered the physical distribution of its broad and deep range of products through an operational infrastructure that includes manufacturing, logistics and customer service. Across our entire business, we take demand from an end-user or channel partner, turn it around more efficiently and deliver it faster and more dependably than any of our competition. We measure it in complete-and-on-time performance that exceeds 90 percent, industry-best lead times and, most important, delighted customers.



With strategically placed distribution centers across the United States, national presence is an important factor in our industry-leading complete-and-on-time performance. But it's only a part of a larger competency that includes innovative manufacturing techniques and a company-wide commitment to service excellence.

STRENGTHS 

We have the people.

"Our people are our greatest asset." Certainly, it's become a cliché. But in the cliché dwells a fundamental truth: The difference between success and failure *always* comes down to the human factor, from the leaders who develop strategy to the people who execute it. At HON INDUSTRIES, we have quietly assembled one of the best leadership teams in the industry, and our workforce is so vested in the company's success that we call them members, not employees.

The Meaning of *Member*

Since the company was founded, HON INDUSTRIES employees have been known as members. Because everyone with at least a year's service shares in the company profits and owns company stock, "member" reflects more than a unique designation. It reflects – and drives – a unique level of commitment to the company's success throughout the entire workforce.











HON INDUSTRIES senior management represents a unique combination of focused leadership and teamwork.

Dave Burdakin joined HON INDUSTRIES in 1993 after serving in operations, sales management, marketing and general management positions at ITW, Bendix and American Can Corporation. Dave worked in management across a number of HON INDUSTRIES product areas, including seating, metal case goods and wood, before assuming his current position.

Stan Askren was appointed by the Board of Directors as President in February 2003. He has served as President of Allsteel since 1999 after serving in general management, marketing and human resources roles across the businesses, including the role of President of Heatilator. He also held positions with Emerson Electric and Thomson S.A. before joining HON INDUSTRIES in 1992.



DAVID C. BURDAKIN
EVP, HON INDUSTRIES
PRESIDENT, THE HON COMPANY



STANLEY A. ASKREN
PRESIDENT, HON INDUSTRIES
PRESIDENT, ALLSTEEL

"My focus is on establishing a brand for The HON Company that truly reflects who we are: providers of the highest quality products and solutions to meet the needs of business, from the back room to the executive suite."

"At HON INDUSTRIES, we have a tremendous opportunity to apply our extraordinary organizational capabilities and great products to drive market share growth. The biggest challenge is in getting the word out."

Phil Martineau has led the Wood Products Group since joining HON INDUSTRIES in 2000 and assumed responsibility for the corporation's international business in 2001. His background includes experience as a senior executive in engineering, marketing and sales, international operations and finance, as well as general management at ITW, Emerson Electric and Cummins.


PHILLIP M. MARTINEAU
EVP, HON INDUSTRIES
PRESIDENT, WOOD PRODUCTS GROUP
PRESIDENT, HON INTERNATIONAL

"This is a great group of executives. HON INDUSTRIES' split-and-focus model enables us to concentrate on our respective businesses and develop closeness to our customers. Yet we work together as a highly cohesive team to support our mutual success."

Dan Shimek co-founded Heat-N-Glo in 1976; he came to HON INDUSTRIES in 1996 with the merger of Heat-N-Glo and Heatilator. He held a variety of management positions in a 15-year career at 3M prior to leaving in 1986 to devote his time to the Heat-N-Glo business.


DANIEL C. SHIMEK

"HON INDUSTRIES' greatest strength comes from a Rapid Continuous Improvement process that's ingrained in virtually every part of the company. This supports Hearth & Home Technologies' current business and its pursuit of growth opportunities in and around the home."

Jerry Dittmer joined HON INDUSTRIES in 1991. He oversees the corporation's accounting, information technology, business analysis, mergers and acquisitions and investor relations functions, among others. He held IT, operations and financial management positions in our office furniture business before becoming CFO. He came to HON INDUSTRIES from Coopers & Lybrand.


JERALD K. DITTMER
VP AND CFO, HON INDUSTRIES

"I spend a great deal of my time involved in the development and implementation of aggressive and profitable growth strategies for the corporation. With our people, our culture and our core skills, there's a lot of opportunity."

STRATEGY 

vision.

Vision, like talk, is often cheap. Many companies claim to have vision, but surprisingly few actually deliver on it. The only relevance of vision to investors is the extent to which it supports performance. We have delivered solid financial performance; the next deliverable is steady, measurable growth. Our growth initiatives are focused in four areas: building our brands, expanding our existing markets, thinking globally, and creating new markets. And for the record, our vision is defined on the inside back cover of this report.

Building Our Brands



Brands are about people. Brand recognition and loyalty among buyers, channel partners and end-users are critical factors in the success of every HON INDUSTRIES business. Brand power helps us reach specific target markets more efficiently, effectively and profitably – bolstering it will remain a top priority over the next three years. The HON Company, Allsteel, Gunlocke, Hearth & Home Technologies and others in the HON INDUSTRIES family are in the midst of aggressive, comprehensive strategies to build their brands.

Extending Existing Markets

One of the objectives of our intensified focus on end-users is to identify ways we can leverage our core business processes and products to drive growth with existing customers. We are seeking to translate excellence into expanded relationships, operational performance into a higher percentage of the customer's dollar. We also are actively pursuing specific niches where our product and service mix can bring real value: niches like hospitality, government, education and a number of others.

Thinking Globally

The steadily increasing competitive presence of low-cost imports in our domestic markets means more pressure on HON INDUSTRIES companies to enhance differentiating aesthetics, quality and value while continuing to evaluate strategies to improve cost basis. At the same time, globalization can represent growth potential as domestic customers expand their businesses overseas and require support. As the market evolves, we will formulate our strategies accordingly, looking not only at challenges but opportunities as well.





Developing New Markets

AT HON INDUSTRIES, we will continue to evaluate ways to expand our business through acquisitions, alliances and new product line development consistent with our expertise and culture. An excellent example can be seen in Hearth Technologies' name change to Hearth & Home Technologies, reflecting a strategy to extend its product focus to the entire home – making it more comfortable, healthier and more beautiful – with heat recovery ventilation technology, central vacuum systems and other lifestyle products.

Office Furniture

The office furniture segment consists of five operating companies marketing under various brand names. Each company is uniquely positioned to focus on distinct market segments and distribution channels.


HON

The HON Company is one of America's leading providers of workplace solutions, including panel systems, seating, desks, storage files and tables. The company focuses on the transactional and commercial segments of the industry and generally targets small to medium-sized businesses.


Allsteel

Allsteel Inc. is one of the industry's best-recognized brands. It is a leader in the design, manufacture and marketing of modern, purposeful solutions that include panel systems, desks, storage products and seating. Allsteel targets the contract market, which is project-driven and design-oriented.


Gunlocke

The Gunlocke Company handcrafts high-quality, natural wood office furniture that includes executive case goods, a wide range of seating, lounge furniture and conference tables. Its focus is primarily on the contract market.


maxon

Maxon Furniture Inc. targets small to medium-sized businesses with a broad range of office furniture systems, tables, storage products and seating. It focuses on the commercial and contract markets. In 2002, the BPI® and Panel Concepts® brands were consolidated to create Maxon.


Holga

Holga Inc. focuses on specialized filing and storage products targeted at the commercial, contract and institutional markets. Its products range from traditional lateral and vertical files to space-efficient high-density shelving, storage and mobile systems uniquely designed to provide application solutions.


HON
INTERNATIONAL
INC.

HON International Inc. is responsible for sales and business development outside of the United States and Canada. It markets select products of the office furniture brands and operates business development offices in global locations.

Hearth & Home Technologies

The hearth and home segment is organized under a single operating company, Hearth & Home Technologies Inc., which oversees four brands. In late 2002, the company, which is the world's largest fireplace manufacturer, changed its name from Hearth Technologies Inc. to better reflect an expanded commitment to healthy home and lifestyle offerings.


heatilator
The first name in fireplaces

Heatilator is America's premier fireplace brand, consistently identified as the most recognized and preferred brand among home builders. Heatilator has extended beyond its strong hearth offerings to include functional home products engineered to enhance a healthy home environment.


HEAT-N-GLO
No one builds a better fire

Heat-N-Glo invented the direct-vent fireplace and continues to be a leader in innovative technology and unique design. The brand strives to create "aspirational" fireplace and lifestyle products for all areas of the home, including the family room, kitchen, bedroom and outdoor spaces.


QUADRA-FIRE

Quadra-Fire, which was formerly referred to as Aladdin Hearth Products, is the innovative leader in wood fuel technology and hearth heating products. The brand offers the most complete line of high-efficiency gas-, wood- and pellet-burning hearth products in the industry.


FIRESIDE
HEARTH & HOME

Fireside Hearth & Home is a new distribution and retail brand. Covering 10 states, Fireside Hearth & Home provides consumers and builders a systematic sales and installation process with dependable, cost-effective service. This brand was formerly referred to as Hearth Services.

Selected New HON® Products: Perpetual™ Seating, which received the "Best Of Show Neocon '02" award, uses a unique frame design that automatically responds to the user for enhanced comfort and continual support. The Park Avenue Collection™ offers veneer desks, storage and seating products with sophisticated, traditional styling.

The HON Company
200 Oak Street
Muscatine, Iowa 52761
563.264.7100
hon.com

Selected New Allsteel® Products: #19™ Seating, winner of several design awards, incorporates the most advanced ergonomic information and technology to date. Landscape™ Surfaces for the Terrace® panel system provides unique expression and customization by allowing designers and end-users to vary color, texture and contrast.

Allsteel Inc.
2210 Second Avenue
Muscatine, Iowa 52761
563.262.4800
allsteeloffice.com

Selected New Gunlocke® Products: Inspired by the celebrated Adirondack chair, the Seneca™ Chair brings the outside in, landscaping an office with natural beauty and a rich, earthy disposition. Tapas™ Occasional Tables have a checkerboard pattern with opposing grains that catch and play with light, underscoring the elegance of any environment.

The Gunlocke Company
One Gunlocke Drive
Wayland, New York 14572
800.828.6300
gunlocke.com

Selected New Maxon™ Products: The Whidbey Executive Chair combines top-grain leather and brushed aluminum with 21st century ergonomics and outstanding quality and style. Versé® QuickConnect Connectors simplify the process of specifying and installing Versé partitions, making it one of the industry's most user-friendly products.

Maxon Furniture Inc.
21606 86th Place South
Kent, Washington 98031
800.876.4274
maxonfurniture.com

Selected New Holga® Products: WireFlex™ Chrome Wire Shelving is a flexible utility storage product that can be configured and accessorized to satisfy endless applications, from box storage to home office use. The Holga Deluxe Vertical File offers premium features and smooth, clean styling to gain acceptance as a designer-caliber product.

Holga Inc.
7901 Woodley Avenue
Van Nuys, California 91406
800.544.4623
holga.com

Selected New HON International Inc. Initiatives: Opened new business development offices in Singapore, Mexico City and Tokyo with a focus on international opportunities and supporting customers worldwide.

HON International Inc.
200 Oak Street
Muscatine, Iowa 52761
563.262.7900
honinternational.com

Selected New Heatilator® Products: The HRV Integrated Fireplace, a Vesta Award winner, combines the heat recovery function of a fireplace with a home ventilation system to maintain heating efficiency and indoor air quality. The Caliber-nXt Gas Fireplace utilizes innovative flame technology and provides design flexibility with three optional front styles and finishes.

Heatilator
1915 West Saunders Street
Mt. Pleasant, Iowa 52641
800.843.2848
heatilator.com

Selected New Heat-N-Glo® Products: The GEM-36 and GEM-42 (gas energy masters) are revolutionary hearth products, offering an authentic arched front and a heat management system to fit any lifestyle. Heat-N-Glo Outdoor Living Builder Sets have expanded the family's living space to the outdoors with fireplaces, grills and firepits.

Heat-N-Glo
20802 Kensington Boulevard
Lakeville, Minnesota 55044
888.427.3973
heatngio.com

Selected New Quadra-Fire™ Products: The Vesta Award-winning Castile Insert is Quadra-Fire's first cast-iron pellet insert. It is fully automatic, thermostatically controlled and available in five beautiful finishes. The Topaz, Quadra-Fire's largest cast-iron direct-vent gas stove and a 2002 Vesta Award finalist, produces up to 40,000 BTUs of clean, efficient heat.

Quadra-Fire
1445 North Highway
Colville, Washington 99114
800.234.2508
quadrafire.com

Selected New Fireside Hearth & Home™ Initiatives: In early 2003, Hearth & Home Technologies launched a new Fireside Hearth & Home "destination" retail store concept, which features extensive product offerings displayed in full-room settings. The intent is to help visitors better understand the products and experience how they can be utilized in their own home.

Fireside Hearth & Home
20802 Kensington Boulevard
Lakeville, Minnesota 55044
800.669.4328
firesideusa.com

Management's Discussion and Analysis

The following discussion of the Company's historical results of operations and of its liquidity and capital resources should be read in conjunction with the Consolidated Financial Statements of the Company and related notes.

Results of Operations

The following table sets forth the percentage of consolidated net sales represented by certain items reflected in the Company's statements of income for the periods indicated.

Fiscal	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of products sold	64.6	65.9	67.5
Gross profit	35.4	34.1	32.5
Selling and administrative expenses	26.8	25.9	23.8
Restructuring related charges	0.2	1.3	–
Operating income	8.4	6.9	8.7
Interest expense (net)	0.1	0.4	0.6
Income before income taxes	8.3	6.5	8.1
Income taxes	2.9	2.3	2.9
Net income	5.4%	4.2%	5.2%

The Company has two reportable core operating segments: office furniture and hearth products. The Operating Segment Information note included in the Notes to Consolidated Financial Statements provides more detailed financial data with respect to these two segments.

Fiscal Year Ended December 28, 2002, Compared to Fiscal Year Ended December 29, 2001

NET SALES

Net sales, on a consolidated basis, decreased by 5.6% to $1.69 billion in 2002 from $1.79 billion in 2001. Office furniture net sales decreased 6.4% in 2002 to $1.28 billion from $1.37 billion in 2001. The decline in sales occurred in all sectors. The Business and Institutional Furniture Manufacturer's Association (BIFMA) reported a decrease in office furniture shipments of 19% in 2002 compared to 2001. The Company's share of the market based on reported office furniture shipments increased to 14.4% versus 12.4% in 2001. Net sales of hearth products decreased 2.9% to $.41 billion in 2002 from $.43 billion in 2001. The decrease was mainly due to the effect of pruning out less profitable product lines.

GROSS PROFIT

Gross profit dollars decreased 2% to $599.9 million in 2002 from $611.3 million in the prior year. The gross margin percentage increased to 35.4% for 2002 from 34.1% in 2001 despite a negative impact from increased steel prices, due to steel tariffs, of approximately $5 million during the second half of the year. The improvement in gross margin was a direct result of the continued net benefits of rapid continuous improvement, business simplification, new product introductions, and restructuring initiatives. During 2002, the Company recognized a loss on asset disposals into cost of products sold in the amount of approximately $5 million in relation to its continued rapid continuous improvement initiatives.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses decreased by 2% to $454.2 million in 2002 from $464.2 million in 2001. Selling and administrative expenses, as a percent of net sales, increased to 26.8% in 2002 from 25.9% in the prior year. This increase was due to lower overall sales volume, increased investment in brand equity building and new product development, and increased incentive compensation of which a portion was for a debenture earn-out related to a prior acquisition. Included in 2001 was $9 million of goodwill and certain other intangible amortization that is not included in 2002 due to a change in accounting standards effective December 30, 2001.

Selling and administrative expenses include freight expense for shipments to customers, product development costs, and amortization expense of intangible assets. The Selling and Administrative Expenses note included in the Notes to Consolidated Financial Statements provides further information regarding the comparative expense levels for these major expense items.

RESTRUCTURING RELATED CHARGES

During 2002, the Company recorded a pretax charge of approximately $5.4 million due to the shutdown of an office furniture facility in Jackson, Tennessee. A total of 125 members were terminated and received severance due to this shutdown. During the second quarter of 2002, a restructuring credit of approximately $2.4 million was taken back into income relating to a restructuring charge of $24.0 million that was recorded in second quarter 2001 for a restructuring plan that included consolidating physical facilities, discontinuing low-volume product lines, and reducing the workforce. This credit was mainly due to the fact that the Company was able to exit a lease with a lessor at more favorable terms than originally estimated and the Company's ability to minimize the number of members terminated as compared to the original plan. The Restructuring Related Charges note included in the Notes to Consolidated Financial Statements provides further information.

Management's Discussion and Analysis

OPERATING INCOME

Operating income increased 16% to $142.7 million in 2002 from $123.1 million in 2001. This increase is due to a $24 million restructuring charge in 2001 compared to a $3 million restructuring charge in 2002 and goodwill and indefinite-lived intangibles amortization of $9 million that is not included in 2002 due to a change in accounting standards. Operating profit in the office furniture segment increased in 2002 as a percent of net sales to 10.2% compared to 8.2% in 2001. The increase is due to cost reduction, new product introductions, and restructuring initiatives. Operating profit in the hearth products segment as a percent of sales increased to 10.8% compared to 9.2% in 2001 due to discontinuance of goodwill and indefinite-lived intangible amortization of approximately $7 million.

NET INCOME

Net income increased by 23% to $91.4 million in 2002 from $74.4 million in the prior year. Included in 2001 was $5.8 million of goodwill and other intangible amortization expense that was not included in 2002 due to a change in accounting standards effective December 30, 2001. Also included in 2001 was an after-tax restructuring charge of $15.4 million. Net income in 2002 was favorably impacted by a decrease in interest expense and a decrease in the effective tax rate in the fourth quarter to 35% from 36% in 2001 due to tax benefits associated with various federal and state tax credits. The Company currently expects the effective tax rate to remain at this level in 2003; however, the resolution of certain federal and state tax credits could further affect the rate.

Net income per common share increased by 23% to $1.55 in 2002 from $1.26 in 2001.

Fiscal Year Ended December 29, 2001, Compared to Fiscal Year Ended December 30, 2000

NET SALES

Net sales, on a consolidated basis, decreased by 12% to $1.8 billion in 2001 from $2.0 billion in 2000. Office furniture net sales decreased 17% in 2001 to $1.37 billion from $1.65 billion in 2000. The decline in sales occurred in the retail, commercial, and contract sectors. The office furniture industry reported a decrease in shipments of 17% in 2001 compared to 2000. Net sales of hearth products increased 8% to $.43 billion in 2001 from $.40 billion in 2000.

GROSS PROFIT

Gross profit dollars decreased 8% to $611.3 million in 2001 from $665.9 million in the prior year. The gross margin percentage increased to 34.1% for 2001 from 32.5% in 2000. The improvement in gross margin percentage is due to new product introductions, and rapid continuous improvement, cost containment, and business simplification initiatives.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses decreased by 5% to $464.2 million in 2001 from $487.8 million in the prior year. Selling and administrative expenses, as a percent of net sales, increased to 25.9% in 2001 from 23.8% in 2000. This increase was due to lower overall sales volume, development of new products, and continued investment in sales and marketing expenses associated with the Company's business simplification, end-user focus, and branding strategies.

Selling and administrative expenses include freight expense for shipments to customers, product development costs, and amortization expenses of intangible assets. The Selling and Administrative Expenses note included in the Notes to Consolidated Financial Statements provides further information regarding the comparative expense levels for these major expense items.

RESTRUCTURING RELATED CHARGE

During the second quarter of 2001, the Company recorded a pretax charge of $24.0 million, $15.4 million after tax or $0.26 per common share, for a restructuring plan that involved consolidating physical facilities, discontinuing low-volume product lines, and reduction of workforce. Included in this charge was the closedown of three of its office furniture facilities located in Williamsport, Pennsylvania; Tupelo, Mississippi; and Santa Ana, California. The charge included $16.2 million of asset impairments for manufacturing equipment that will be disposed of and $7.8 million of restructuring expenses. Included in the $7.8 million is $3.1 million for severance arising from the elimination of approximately 600 plant member positions, $0.8 million for other member-related costs, and $3.9 million for certain other expenses associated with the closing of facilities. The Restructuring Related Charges note included in the Notes to Consolidated Financial Statements provides further information.

Management's Discussion and Analysis

OPERATING INCOME

Operating income decreased almost 31% to $123.1 million in 2001 from $178.0 million in 2000. This decrease is due to lower overall sales volume, increased selling and administrative expenses, and a $24 million restructuring charge. Operating profit in the office furniture segment decreased in 2001 as a percent of net sales to 8.2%, compared to 10.4% in 2000. The decrease is due to lower overall sales volume and a $22.5 million restructuring charge. Operating profit in the hearth products segment increased in 2001 as a percent of net sales to 9.2% compared to 7.6% in the prior year. This improvement is due to increased sales volume, simplification of the business structure, and cost containment offset by a $1.5 million restructuring charge.

NET INCOME

Net income decreased by 30% to $74.4 million in 2001 from $106.2 million in the prior year. The decrease is due to lower overall sales volume, increased selling and administrative expenses, and an after-tax restructuring charge of $15.4 million offset by reduced interest expense.

Net income per common share decreased by 29% to $1.26 in 2001 from $1.77 for 2000. The Company's net income per share performance for 2001 benefited from the Company's common stock repurchase program.

Liquidity and Capital Resources

During 2002, cash flow from operations was $202.4 million, which provided the funds necessary to meet working capital needs, invest in capital improvements, repay long-term debt, repurchase common stock, and pay increased dividends.

CASH MANAGEMENT

Cash, cash equivalents, and short-term investments totaled $155.5 million at the end of 2002 compared to $78.8 million at the end of 2001 and $3.2 million at the end of 2000. These funds, coupled with cash from future operations and additional long-term debt, if needed, are expected to be adequate to finance operations, planned improvement, and internal growth. The Company is not aware of any known trends or demands, commitments, events, or uncertainties that are reasonably likely to result in its liquidity increasing or decreasing in any material way.

The Company places special emphasis on the management and reduction of its working capital with a particular focus on trade receivables and inventory levels. The success achieved in managing receivables is in large part a result of doing business with quality customers and maintaining close communications with them. Trade receivables decreased from year-end 2000 levels due to decreased sales volume. The increase at year-end 2002 is due to increased sales volume in the fourth quarter compared to fourth quarter 2001. Trade receivable days outstanding have averaged approximately 37 days over the past three years. Inventory levels also decreased from year-end 2000 due to decreased sales volume. However, the Company is able to continue to improve inventory levels and turns as a result of a more efficient supply chain. Inventory turns were 23, 18, and 17 for 2002, 2001, and 2000, respectively. The increase in accounts payable and accrued expenses is due to increased accruals for warranty, marketing programs, and incentive based compensation.

INVESTMENTS

The Company acquired investments in 2002 that consist of investment grade equity and debt securities. Management classifies investments in marketable securities at the time of purchase and reevaluates such classification at each balance sheet date. Equity securities are classified as available-for-sale and are stated at current market value with unrealized gains and losses included as a separate component of equity, net of any related tax effect. Debt securities are classified as held-to-maturity and are stated at amortized cost. A table of holdings as of year-end 2002 is included in the Cash, Cash Equivalents, and Investments note included in the Notes to Consolidated Financial Statements.

CAPITAL EXPENDITURE INVESTMENTS

Capital expenditures were $25.9 million in 2002, $36.9 million in 2001, and $59.8 million in 2000. Expenditures during 2002, 2001, and 2000 have been consistently focused on machinery and equipment that is needed to support new products, process improvements, cost-savings initiatives, and creating more efficient production and warehousing capacity.

ACQUISITIONS

During 2001, the Company completed the acquisition of three small hearth products distributors for a total purchase price of approximately $7.6 million. The acquisitions were accounted for using the purchase method, and the results of the three distributors have been included in the Company's financial statements since the date of acquisition.

Management's Discussion and Analysis

On February 29, 2000, the Company completed the acquisition of two leading hearth products distributors, American Fireplace Company (AFC) and the Allied Group (Allied), establishing the Company as the leading manufacturer and distributor in the hearth products industry, for a purchase price of approximately $135 million.

LONG-TERM DEBT

Long-term debt, including capital lease obligations, was 2% of total capitalization at December 28, 2002, 12% at December 29, 2001, and 18% at December 30, 2000. The reduction in long-term debt during 2002 was due to debentures from an acquisition now being classified as current liabilities based on current due date and the retirement of Industrial Revenue Bonds and Urban Development Action Grants. The Company does not expect future capital resources to be a constraint on planned growth. Additional borrowing capacity of $136 million, less amounts used for designated letters of credit, is available through a revolving bank credit agreement in the event cash generated from operations should be inadequate to meet future needs. Certain of the Company's credit agreements include covenants that limit the assumption of additional debt and lease obligations. The Company has been and currently is in compliance with the covenants related to the debt agreements.

CONTRACTUAL OBLIGATIONS

The following table discloses the Company's obligations and commitments to make future payments under contracts:

		Payments Due by Period			
(In thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$ 49,117	40,564	5,946	161	2,446
Capital lease obligations	2,041	269	535	1,237	–
Operating leases	63,495	14,128	21,346	12,287	15,734
Other long-term obligations	32,356	15,802	11,496	848	4,210
Total	$147,009	70,763	39,323	14,533	22,390

Other long-term obligations include $14,537,000 of future minimum payments under a transportation agreement, $266,000 of financial guarantees with customers, $9,757,000 earn-out on convertible debentures included in current liabilities, and $7,796,000 of payments included in long-term liabilities, due to members who are participants in the Company's salary deferral program.

RELATED PARTY TRANSACTIONS

The Company has convertible debentures, with earn-out features, in the amount of $40.4 million that are payable to former owners of businesses that were acquired by the Company. These individuals remain as members of the Company following the acquisitions. The obligation associated with the earn-out provision is approximately $9.8 million at December 28, 2002.

The Company has operating leases for office and production facilities with annual rentals totaling $450,000 with the former owners of a business acquired in 1996. One of these individuals continues as an officer of a subsidiary of the Company following the acquisition.

CASH DIVIDENDS

Cash dividends were $0.50 per common share for 2002, $0.48 for 2001, and $0.44 for 2000. Further, the Board of Directors announced a 4.0% increase in the quarterly dividend from $0.125 to $0.13 per common share effective with the February 28, 2003, dividend payment for shareholders of record at the close of business February 21, 2003. The previous quarterly dividend increase was from $0.12 to $0.125, effective with the March 1, 2002, dividend payment for shareholders of record at the close of business February 22, 2002. A cash dividend has been paid every quarter since April 15, 1955, and quarterly dividends are expected to continue. The average dividend payout percentage for the most recent three-year period has been 31% of prior year earnings.

COMMON SHARE REPURCHASES

During 2002, the Company repurchased 614,580 shares of its common stock at a cost of approximately $15.7 million, or an average price of $25.60. The Board of Directors authorized an additional $100.0 million on February 14, 2001, for repurchases of the Company's common stock. As of December 28, 2002, approximately $62.8 million remained unspent. During 2001, the Company repurchased 1,472,937 shares at a cost of approximately $35.1 million, or an average price of $23.80. During 2000, the Company repurchased 837,552 shares at a cost of approximately $18.0 million, or an average price of $21.46.

Management's Discussion and Analysis

LITIGATION AND UNCERTAINTIES

The Company has contingent liabilities that have arisen in the course of its business, including pending litigation, preferential payment claims in customer bankruptcies, environmental remediation, taxes, and other claims. The Company currently has one preferential payment claim outstanding totaling approximately $7.6 million. The Company intends to vigorously contest this claim; however, the ultimate outcome or likelihood of this specific claim cannot be determined at this time. It is our opinion, after consultation with legal counsel, that additional liabilities, if any, resulting from these matters are not expected to have a material adverse effect on our financial condition, although such matters could have a material effect on our quarterly or annual operating results and cash flows when resolved in a future period.

CRITICAL ACCOUNTING POLICIES

The Company's critical accounting policies include:

Revenue recognition – The Company normally recognizes revenue upon the shipment of goods. In certain circumstances revenue is not recognized until the goods are received by the customer or upon installation and customer acceptance based on the terms of the sale agreement. Revenue includes freight charged to customers; related costs are included in selling and administrative expense. Rebates, discounts, and other marketing program expenses that are directly related to the sale are recorded as a deduction to net sales. Marketing program accruals require the use of management estimates and the consideration of contractual arrangements that are subject to interpretation. Customer sales that reach certain award levels can affect the amount of such estimates, and actual results could differ from these estimates.

Allowance for doubtful accounts – The allowance for receivables is developed based on several factors including overall customer credit quality, historical write-off experience, and specific account analyses that project the ultimate collectibility of the account. As such, these factors may change over time causing the reserve level to adjust accordingly. Additionally, in certain circumstances the Company may be subject to preferential payment claims that arise in customer bankruptcies, for which the ultimate outcome cannot be estimated and for which an estimated loss cannot be recorded until it is determined to be probable and reasonably estimable.

Inventory valuation – The Company values its inventory at the lower of cost or market primarily by the last-in, first-out (LIFO) method. Additionally, the Company evaluates its inventory reserves in terms of excess and obsolete exposures. This evaluation includes such factors as anticipated usage, inventory turnover, inventory levels, and ultimate product sales value. As such, these factors may change over time causing the reserve level to adjust accordingly.

Long-lived assets – Long-lived assets are reviewed for impairment as events or changes in circumstances occur indicating that the amount of the asset reflected in the Company's balance sheet may not be recoverable. An estimate of undiscounted cash flows produced by the asset, or the appropriate group of assets, is compared to the carrying value to determine whether impairment exists. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions.

Goodwill and other intangibles – The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," on December 30, 2001, the beginning of its 2002 fiscal year. The Company has determined that the fair value of its reporting units exceeds the carrying values and therefore, no impairment of goodwill was recorded. The impairment tests performed require that the Company determine the fair market value of its trademarks and the fair market value of its reporting units for comparison to the carrying value of such net assets to assess whether an impairment exists. The methodologies used to estimate fair market value involve the use of estimates and assumptions, including projected cash flows, royalty rates, and discount rates. Also pursuant to the standard, the Company has ceased recording goodwill and indefinite-lived intangibles amortization in 2002.

Self-insurance reserves – The Company is partially self-insured for general liability, workers' compensation, and certain employee health benefits. The general and workers' compensation liabilities are managed through a wholly owned insurance captive; the related liabilities are included in the accompanying financial statements. The Company's policy is to accrue amounts equal to the actuarially determined liabilities. The actuarial valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical costs, and changes in actual experience could cause these estimates to change in the near term.

Management's Discussion and Analysis

RECENT ACCOUNTING PRONOUNCEMENTS

During 2002, the Financial Accounting Standards Board finalized SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," for exit and disposal activities that are initiated after December 31, 2002. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred.

The Financial Accounting Standards Board also issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," during 2002. This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure requirements of this Statement as of December 28, 2002.

The Financial Accounting Standards Board also issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for and disclosure of the issuance of certain types of guarantees. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The disclosure provisions are effective for financial statements with years ending after December 15, 2002. The Company has included these disclosures in the Warranty and the Commitments and Contingencies notes.

During 2001, the Financial Accounting Standards Board finalized SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company adopted Statement No. 144 on December 30, 2001, the beginning of its 2002 fiscal year. The Company intends to adopt Statement No. 143 on December 29, 2002, the beginning of its 2003 fiscal year. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial statements.

Looking Ahead

Global Insight (formerly DRI-WEFA), the Business and Institutional Furniture Manufacturer's Association (BIFMA) forecasting consultant, is projecting the office furniture industry to be up over 5% in 2003 compared to 2002, with a 2% decline in the first quarter in its forecast dated January 15, 2003. The Company expects to continue to outperform the industry; however, management anticipates that the unstable political and economic conditions will continue to challenge growth and profitability during the first half of 2003.

The two primary channels for hearth products are the new home construction channel and the remodel/retail channel. Indications are that the housing market will remain at the current healthy level while the retail side, which is dependent on consumer confidence, is being hampered by political instability. The Company feels that the first half of the year will be challenging for this segment as well. The Company is optimistic about the growth opportunities from new products and brand extensions into new markets. These markets include outdoor living products such as outdoor cooking systems and healthy home products such as a heat recovery system and a central vacuum system.

The Company continues to see pressure on gross margins due to increased steel prices as a result of steel tariffs that were enacted in 2002. The Company continues to work to mitigate the potential negative impact through various initiatives, including alternative materials and suppliers.

The Company continues to focus on long-term shareholder value by making investments for the future. These investments include new products, building brand equity, investigating new markets, and expanding distribution.

Consolidated Statements of Income

(Amounts in thousands, except for per share data) For the Years	2002	2001	2000
Net sales	$1,692,622	$1,792,438	$2,046,286
Cost of products sold	1,092,743	1,181,140	1,380,404
Gross profit	599,879	611,298	665,882
Selling and administrative expenses	454,189	464,206	487,848
Restructuring related charges	3,000	24,000	–
Operating income	142,690	123,092	178,034
Interest income	2,578	1,717	1,945
Interest expense	4,714	8,548	14,015
Income before income taxes	140,554	116,261	165,964
Income taxes	49,194	41,854	59,747
Net income	$ 91,360	$ 74,407	$ 106,217
Net income per common share – basic and diluted	$ 1.55	$ 1.26	$ 1.77

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

(Amounts in thousands of dollars and shares) As of Year-End	2002	2001	2000
Assets			
Current Assets			
Cash and cash equivalents	$ 139,165	$ 78,838	$ 3,181
Short-term investments	16,378	–	–
Receivables	181,096	161,390	211,243
Inventories	46,823	50,140	84,360
Deferred income taxes	10,101	14,940	19,516
Prepaid expenses and other current assets	11,491	14,349	11,841
Total current assets	405,054	319,657	330,141
Property, plant, and equipment	353,270	404,971	454,312
Goodwill	192,395	214,337	216,371
Other assets	69,833	22,926	21,646
Total assets	$1,020,552	$961,891	$1,022,470

	2002	2001	2000
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts payable and accrued expenses	$ 252,145	$216,184	$ 240,540
Income taxes	3,740	6,112	12,067
Note payable and current maturities of long-term debt	41,298	6,715	10,408
Current maturities of other long-term obligations	1,497	1,432	1,853
Total current liabilities	298,680	230,443	264,868
Long-term debt	8,553	79,570	126,093
Capital lease obligations	1,284	1,260	2,192
Other long-term liabilities	28,028	18,306	18,749
Deferred income taxes	37,114	39,632	37,226
Commitments and contingencies			
Shareholders' Equity			
Preferred stock – $1 par value	–	–	–
Authorized: 1,000			
Issued: None			
Common stock – $1 par value	58,374	58,673	59,797
Authorized: 200,000	–	–	–
Issued and outstanding: 2002-58,374; 2001-58,673; 2000-59,797	–	–	–
Additional paid-in capital	549	891	17,339
Retained earnings	587,731	532,555	495,796
Accumulated other comprehensive income	239	561	410
Total shareholders' equity	646,893	592,680	573,342
Total liabilities and shareholders' equity	$1,020,552	$961,891	$1,022,470

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(Amounts in thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance, January 1, 2000	$60,172	$ 24,981	$416,034	$ 84	$501,271
Comprehensive income:					
Net income			106,217		106,217
Other comprehensive income				326	326
Comprehensive income					106,543
Cash dividends			(26,455)		(26,455)
Common shares – treasury:					
Shares purchased	(838)	(17,135)			(17,973)
Shares issued under Members Stock Purchase Plan and stock awards	463	9,493			9,956
Balance, December 30, 2000	59,797	17,339	495,796	410	573,342
Comprehensive income:					
Net income			74,407		74,407
Other comprehensive income				151	151
Comprehensive income					74,558
Cash dividends			(28,373)		(28,373)
Common shares – treasury:					
Shares purchased	(1,473)	(24,311)	(9,275)		(35,059)
Shares issued under Members Stock Purchase Plan and stock awards	349	7,863			8,212
Balance, December 29, 2001	58,673	891	532,555	561	592,680
Comprehensive income:					
Net income			91,360		91,360
Other comprehensive income (loss)				(322)	(322)
Comprehensive income					91,038
Cash dividends			(29,386)		(29,386)
Common shares – treasury:					
Shares purchased	(614)	(8,324)	(6,798)		(15,736)
Shares issued under Members Stock Purchase Plan and stock awards	315	7,982			8,297
Balance, December 28, 2002	$58,374	$ 549	$587,731	$ 239	$646,893

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(Amounts in thousands) For the Years	2002	2001	2000
Net Cash Flows From (To) Operating Activities			
Net income	$ 91,360	$ 74,407	$ 106,217
Noncash items included in net income:			
Depreciation and amortization	68,755	81,385	79,046
Other postretirement and postemployment benefits	2,246	1,757	1,572
Deferred income taxes	2,321	6,962	(7,213)
Loss on sales, retirements and impairments of property, plant and equipment	8,976	16,200	–
Stock issued to retirement plan	5,750	–	–
Other – net	2,613	109	90
Changes in working capital, excluding acquisition and disposition:			
Receivables	(19,414)	47,897	3,961
Inventories	2,348	35,048	6,410
Prepaid expenses and other current assets	2,431	(1,661)	(1,616)
Accounts payable and accrued expenses	37,857	(26,149)	5,483
Income taxes	(2,370)	(5,957)	11,808
Increase (decrease) in other liabilities	(482)	(2,198)	(838)
Net cash flows from (to) operating activities	202,391	227,800	204,920
Net Cash Flows From (To) Investing Activities			
Capital expenditures	(25,885)	(36,851)	(59,840)
Capitalized software	(65)	(1,757)	(2,192)
Acquisition spending, net of cash acquired	–	(8,748)	(134,696)
Short-term investments – net	(16,377)	–	–
Long-term investments	(22,493)	–	–
Other – net	924	343	(3)
Net cash flows from (to) investing activities	(63,896)	(47,013)	(196,731)
Net Cash Flows From (To) Financing Activities			
Purchase of HON INDUSTRIES common stock	(15,736)	(35,059)	(17,973)
Proceeds from long-term debt	825	36,218	155,181
Payments of note and long-term debt	(35,967)	(87,365)	(147,458)
Proceeds from sale of HON INDUSTRIES common stock to members	2,096	9,449	9,529
Dividends paid	(29,386)	(28,373)	(26,455)
Net cash flows from (to) financing activities	(78,168)	(105,130)	(27,176)
Net increase (decrease) in cash and cash equivalents	60,327	75,657	(18,987)
Cash and cash equivalents at beginning of year	78,838	3,181	22,168
Cash and cash equivalents at end of year	139,165	78,838	3,181
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 5,062	$ 8,646	$ 13,395
Income taxes	$ 48,598	$ 40,916	$ 54,634

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Nature of Operations

HON INDUSTRIES Inc., with its subsidiaries (the Company), is a provider of office furniture and hearth products. Both industries are reportable segments; however, the Company's office furniture business is its principal line of business. Refer to the Operating Segment Information note for further information. Office furniture products are sold through a national system of dealers, wholesalers, mass merchandisers, warehouse clubs, retail superstores, end-user customers, and to federal and state governments. Dealer, wholesaler, and retail superstores are the major channels based on sales. Hearth products include electric, wood-, pellet-, and gas-burning factory-built fireplaces, fireplace inserts, stoves, and gas logs. These products are sold through a national system of dealers, wholesalers, large regional contractors, and Company-owned retail outlets. The Company's products are marketed predominantly in the United States and Canada. The Company exports select products to a limited number of markets outside North America, principally Latin America and the Caribbean, through its export subsidiary; however, based on sales, these activities are not significant.

Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION AND FISCAL YEAR-END

The consolidated financial statements include the accounts and transactions of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

The Company's fiscal year ends on the Saturday nearest December 31. Fiscal year 2002 ended on December 28, 2002; 2001 ended on December 29, 2001; and 2000 ended on December 30, 2000.

CASH, CASH EQUIVALENTS AND INVESTMENTS

Cash and cash equivalents generally consist of cash, money market accounts, and debt securities. These securities have original maturity dates not exceeding three months from date of purchase. The Company has short-term investments with maturities of less than one year and also has investments with maturities greater than one year that are included in Other Assets on the consolidated balance sheet. Management classifies investments in marketable securities at the time of purchase and reevaluates such classification at each balance sheet date. Equity securities are classified as available-for-sale and are stated at current market value with unrealized gains and losses included as a separate component of equity, net of any related tax effect. Debt securities are classified as held-to-maturity and are stated at amortized cost. The specific identification method is used to determine realized gains and losses on the trade date. Short-term investments include municipal bonds, money market preferred stock, and U.S. treasury notes. Long-term investments include U.S. government securities, municipal bonds, certificates of deposit, and asset- and mortgage-backed securities.

At December 28, 2002, cash, cash equivalents, and investments consisted of the following (cost approximates market value):

(In thousands)	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
Held-to-Maturity Securities			
Municipal bonds	$ 82,300	$ 1,900	$ 5,396
U.S. government securities	–	–	11,995
Certificates of deposit	–	–	400
Available-for-Sale Securities			
U.S. treasury notes	–	3,478	–
Money market preferred stock	–	11,000	–
Asset and mortgage-backed securities	–	–	7,098
Cash and money market accounts	56,865	–	–
Total	$139,165	$16,378	$24,889

The 2001 and 2000 cash and cash equivalents generally consisted of cash and commercial paper.

RECEIVABLES

Accounts receivables are presented net of an allowance for doubtful accounts of $9,570,000, $16,576,000, and $11,237,000 for 2002, 2001, and 2000, respectively.

INVENTORIES

Inventories are valued at the lower of cost or market, determined principally by the last-in, first-out (LIFO) method.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are carried at cost. Depreciation has been computed using the straight-line method over estimated useful lives: land improvements, 10–20 years; buildings, 10–40 years; and machinery and equipment, 3–12 years.

LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment as events or changes in circumstances occur indicating that the amount of the asset reflected in the Company's balance sheet may not be recoverable. An estimate of undiscounted cash flows produced by the asset, or the appropriate group of assets, is compared to the carrying value to determine whether impairment exists. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions. Asset impairment charges connected with the Company's restructuring activities are discussed in the Restructuring Related Charges note.

These assets included real estate, manufacturing equipment, and certain other fixed assets. The Company's continuous focus on improving the manufacturing process tends to increase the likelihood of assets being replaced; therefore, the Company is constantly evaluating the expected lives of its equipment. The Company recorded losses on the disposal of assets in the amount of approximately $5 million during 2002 as a result of its continuous rapid improvement initiatives.

GOODWILL AND OTHER INTANGIBLE ASSETS
The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," on December 30, 2001, the beginning of its 2002 fiscal year.

The Company has determined that the fair value of its reporting units exceeds the carrying values and therefore, no impairment of goodwill was recorded. The impairment tests performed require that the Company determine the fair market value of its trademarks and the fair market value of its reporting units for comparison to the carrying value of such net assets to assess whether an impairment exists. The methodologies used to estimate fair market value involve the use of estimates and assumptions, including projected cash flows, royalty rates, and discount rates. Also pursuant to the standard, the Company has ceased recording goodwill and indefinite-lived intangibles amortization in 2002.

PRODUCT WARRANTIES
The Company issues certain warranty policies on its furniture and hearth products that provide for repair or replacement of any covered product or component that fails during normal use because of a defect in design, materials, or workmanship.

A warranty reserve is determined by recording a specific reserve for known warranty issues and an additional reserve for unknown claims that are expected to be incurred based on historical claims experience. Actual claims incurred could differ from the original estimates, requiring adjustments to the reserve. Activity associated with warranty obligations was as follows in 2002:

(In thousands)	
Balance at the beginning of the period	$ 5,632
Accruals for warranties issued during the period	6,542
Accrual related to pre-existing warranties	2,686
Settlements made during the period	(6,455)
Balance at the end of the period	$ 8,405

REVENUE RECOGNITION
Revenue is normally recognized upon shipment of goods to customers. In certain circumstances revenue is not recognized until the goods are received by the customer or upon installation and customer acceptance based on the terms of the sale agreement. Revenue includes freight charged to customers; related costs are in selling and administrative expense. Rebates, discounts, and other marketing program expenses that are directly related to the sale are recorded as a deduction to net sales. Marketing program accruals require the use of management estimates and the consideration of contractual arrangements that are subject to interpretation. Customer sales that reach certain award levels can affect the amount of such estimates, and actual results could differ from these estimates.

PRODUCT DEVELOPMENT COSTS
Product development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. These costs include salaries, contractor fees, building costs, utilities, and administrative fees. The amounts charged against income were $25,849,000 in 2002, $21,415,000 in 2001, and $18,911,000 in 2000.

STOCK-BASED COMPENSATION
The Company accounts for its stock option plan using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which results in no charge to earnings when options are issued at fair market value. The Company has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No.148, "Accounting for Stock-Based Compensation – Transition and Disclosure."

INCOME TAXES
The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." This Statement uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income taxes are provided to reflect the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

EARNINGS PER SHARE
Basic earnings per share are based on the weighted-average number of common shares outstanding during the year. Shares potentially issuable under options have been considered outstanding for purposes of the diluted earnings per share calculation.

Notes to Consolidated Financial Statements

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The more significant areas requiring the use of management estimates relate to allowance for doubtful accounts, inventory reserves, marketing program accruals, warranty accruals, accruals for self-insured medical claims, workers' compensation, general liability and auto insurance claims, and useful lives for depreciation and amortization. Actual results could differ from those estimates.

SELF-INSURANCE

The Company is partially self-insured for general liability, workers' compensation, and certain employee health benefits. The general and workers' compensation liabilities are managed through a wholly owned insurance captive; the related liabilities are included in the accompanying consolidated financial statements. The Company's policy is to accrue amounts equal to the actuarially determined liabilities. The actuarial valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical costs, and changes in actual experience could cause these estimates to change in the near term.

RECENT ACCOUNTING PRONOUNCEMENTS

During 2002, the Financial Accounting Standards Board finalized SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," for exit and disposal activities that are initiated after December 31, 2002. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred.

The Financial Accounting Standards Board also issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," during 2002. This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure requirements of this Statement as of December 28, 2002.

The Financial Accounting Standards Board also issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for and disclosure of the issuance of certain types of guarantees. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The disclosure provisions are effective for financial statements with years ending after December 15, 2002. The Company has included these disclosures in the Warranty and the Commitments and Contingencies notes.

During 2001, the Financial Accounting Standards Board finalized SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company adopted Statement No. 144 on December 30, 2001, the beginning of its 2002 fiscal year. The Company intends to adopt Statement No. 143 on December 29, 2002, the beginning of its 2003 fiscal year. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial statements.

In 2000, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," that all amounts billed to a customer in a sale transaction related to shipping and handling, if any, represent revenues earned for the goods provided and should be classified as revenue. The Company implemented the above EITF consensus effective with the fourth quarter of 2000 and has restated prior periods to reflect the change. The adoption of this consensus did not have a material impact on the Company's financial statements. In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended in June 2000 by SFAS No. 138. The Company adopted this Statement in January 2001 as required by the Statement. The adoption of this Statement did not have any impact on the Company's financial statements.

RECLASSIFICATIONS

Certain amounts in 2000 have been reclassified to conform to the 2001 presentation.

Notes to Consolidated Financial Statements

Restructuring Related Charges

During 2002, the Company recorded a pretax charge of approximately $5.4 million due to the shutdown of an office furniture facility in Jackson, Tennessee. A total of 125 members were terminated and received severance due to this shutdown.

During the second quarter of 2001, the Company recorded a pretax charge of $24.0 million or $0.26 per diluted share for a restructuring plan that involved consolidating physical facilities, discontinuing low-volume product lines, and reductions of workforce. Included in the charge was the closedown of three of its office furniture facilities located in Williamsport, Pennsylvania; Tupelo, Mississippi; and Santa Ana, California. During the second quarter of 2002, a restructuring credit of approximately $2.4 million was taken back into income relating to this charge. This was mainly due to the fact that the Company was able to exit a lease with a lessor at more favorable terms than originally estimated and the Company's ability to minimize the number of members terminated as compared to the original plan.

The following table details the change in restructuring reserve for the last two years:

(In thousands)	Severance Costs	Other Member Related Costs	Facility Termination and Other Costs	Asset Impairment Write-downs	Total
Restructuring reserve at December 31, 2000	$ –	$ –	$ –	$ –	$ –
Restructuring charge	3,090	850	3,860	16,200	24,000
Cash payments	(2,322)	(433)	(2,328)	–	(5,083)
Charge against assets	–	–	–	(16,200)	(16,200)
Restructuring reserve at December 29, 2001	$ 768	$ 417	$ 1,532	$ –	$ 2,717
Restructuring charge	737	–	3,328	1,300	5,365
Restructuring credit	(852)	(366)	(1,147)	–	(2,365)
Cash payments	(653)	(51)	(1,526)	–	(2,230)
Charge against assets	–	–	–	(1,300)	(1,300)
Restructuring reserve at December 28, 2002	$ –	$ –	$ 2,187	$ –	$ 2,187

Business Combinations

During 2001, the Company completed the acquisition of three small hearth products distributors for a total purchase price of approximately $7.6 million. The acquisitions were accounted for using the purchase method, and the results of the three distributors have been included in the Company's financial statements since the date of acquisition.

On February 29, 2000, the Company completed the acquisition of its Hearth Services division, which consists of two leading hearth products distributors, American Fireplace Company (AFC) and the Allied Group (Allied), establishing the Company as the leading manufacturer and distributor in the hearth products industry. The Company acquired AFC and Allied for approximately $135 million in cash and debt including acquisition costs. The acquisition has been accounted for using the purchase method, and the results of AFC and Allied have been included in the Company's financial statements since the date of acquisition. Management finalized its integration plan related to the acquisition during the first quarter of 2001. The excess of the consideration paid over the fair value of the business of $21 million was recorded as goodwill and was being amortized on a straight-line basis over 20 years through December 29, 2001.

Assuming the acquisition of American Fireplace Company and Allied Group had occurred on January 2, 2000, the beginning of the Company's 2000 fiscal year, instead of the actual dates reported above, the Company's pro forma consolidated net sales would have been approximately $2.1 billion for 2000. Pro forma consolidated net income and net income per share for 2000 would not have been materially different than the reported amounts.

Inventories

(In thousands)	2002	2001	2000
Finished products	**$ 30,747**	$33,280	$ 48,990
Materials and work in process	**26,266**	26,469	46,497
LIFO reserve	**(10,190)**	(9,609)	(11,127)
	$ 46,823	$50,140	$ 84,360

Property, Plant, and Equipment

(In thousands)	2002	2001	2000
Land and land improvements	**$ 21,566**	$ 21,678	$ 18,808
Buildings	**208,124**	212,352	202,189
Machinery and equipment	**494,354**	494,458	514,293
Construction and equipment installation in progress	**10,227**	14,247	27,547
	734,271	742,735	762,837
Less: allowances for depreciation	**381,001**	337,764	308,525
	$353,270	$404,971	$454,312

Goodwill and Other Intangible Assets

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," on December 30, 2001, the beginning of its 2002 fiscal year. Pursuant to this standard, the Company has completed an assessment of the categorization of its existing intangible assets and goodwill. In addition, the Company completed an analysis of the fair value of its reporting units using both a discounted cash flow analysis and market multiple approach and has determined that the fair value of its reporting units exceeds the carrying values and therefore, no impairment of goodwill was recorded. Also pursuant to the standard, the Company has ceased recording of goodwill and indefinite-lived intangibles amortization in 2002.

Notes to Consolidated Financial Statements

The Company also owns a trademark having a net value of $8.1 million as of December 28, 2002 and December 29, 2001. The trademark had a net carrying amount of $8.3 million as of December 30, 2000. The fair value of the trademark exceeds the carrying value of the trademark and thus, no impairment was recorded. The trademark is deemed to have an indefinite useful life because it is expected to generate cash flows indefinitely. The Company ceased amortizing the trademark in 2002.

The table below summarizes amortizable definite-lived intangible assets, which are reflected in Other Assets in the Company's consolidated balance sheets:

(In thousands)	2002
Patents	$16,450
License agreements and other	26,076
Less: accumulated amortization	13,980
Net intangible assets	$28,546

Amortization expense for definite-lived intangibles for 2002, 2001, and 2000 was $2,690,100, $2,200,200, and $2,124,700, respectively. Amortization expense is estimated to be approximately $2.7 million per year for each of the next five years.

The goodwill at December 29, 2001, included other intangible assets that are required to be accounted for as assets apart from goodwill under SFAS No. 142. The following table summarizes the reclassification:

(In thousands)	Net Book Value 12/29/01	SFAS 142 Reclassification	Net Book Value as Modified for SFAS 142 12/29/01
Goodwill	$214,337	$(27,643)	$186,694
License agreements and other (included in Other Assets)	3,049	19,564	22,613
Trademarks (included in Other Assets)	–	8,079	8,079
Patents	8,574	–	8,574
Total	$225,960	$ –	$225,960

The changes in the carrying amount of goodwill since December 29, 2001 are as follows by reporting segment:

(In thousands)	Office Furniture	Hearth Products	Total
Balance as of December 29, 2001 (after SFAS 142 reclassification)	$43,611	$143,083	$186,694
Goodwill increase during period		5,710	5,710
Net goodwill disposed of during period	–	(9)	(9)
Balance as of December 28, 2002	$43,611	$148,784	$192,395

The goodwill increase in 2002 relates to additional purchase consideration associated with debentures issued in connection with a prior acquisition.

The following schedule reports the adjusted net income for the goodwill and indefinite-lived trademark amortization effect:

(In thousands)	2002	2001	2000
Reported net income	$91,360	$74,407	$106,217
Add back: Goodwill amortization, net of tax	–	5,611	4,742
Add back: Trademark amortization, net of tax	–	149	149
Adjusted net income	$91,360	$80,167	$111,108
Basic and diluted earnings per share:			
Reported net income	$ 1.55	$ 1.26	$ 1.77
Goodwill and trademark amortization, net of tax	–	.10	.08
Adjusted net income	$ 1.55	$ 1.36	$ 1.85

Accounts Payable and Accrued Expenses

(In thousands)	2002	2001	2000
Trade accounts payable	$ 66,204	$ 53,660	$ 67,540
Compensation	20,686	13,663	15,781
Profit sharing and retirement expense	26,788	26,020	25,041
Vacation pay	14,095	13,881	14,560
Marketing expenses	59,224	54,861	65,931
Casualty self-insurance expense	10,973	17,189	12,216
Other accrued expenses	54,175	36,910	39,471
	$252,145	$216,184	$240,540

Long-Term Debt

(In thousands)	2002	2001	2000
Industrial development revenue bonds, various issues, payable through 2018 with interest at 1.49–5.40% per annum	$ 7,938	$23,995	$ 24,633
Note payable to bank, revolving credit agreement with interest at a variable rate*	–	–	46,000
Convertible debentures payable to individuals, due in 2003 with interest at 5.5% per annum	40,443	58,074	58,074
Other notes and amounts	736	3,285	5,673
Total debt	49,117	85,354	134,380
Less: Current portion	40,564	5,784	8,287
Long-term debt	$ 8,553	$79,570	$126,093

** Borrowings under the Company's $200,000,000 revolving bank credit agreement were repaid in full in 2001; however, the credit line remained available until June 2002. In May 2002, the Company entered into a new $136,000,000, four-year revolving bank credit agreement.*

Notes to Consolidated Financial Statements

Aggregate maturities of long-term debt are as follows:

(In thousands)	
2003	$40,564
2004	242
2005	5,704
2006	102
2007	59
Thereafter	2,446

The convertible debentures are payable to the former owners of businesses that were acquired by the Company. These individuals continue as members of the Company following the acquisitions. The convertible debentures are convertible into cash. The debentures contain certain conversion features that are recorded as earned.

Certain of the above borrowing arrangements include covenants which limit the assumption of additional debt and lease obligations. The Company has been and currently is in compliance with the covenants related to these debt agreements. The fair value of the Company's outstanding long-term debt obligations at year-end 2002 approximates the recorded aggregate amount.

Selling and Administrative Expenses

(In thousands)	2002	2001	2000
Freight expense for shipments to customers	**$ 98,876**	$103,489	$137,197
Amortization of intangible and other assets	**4,317**	12,646	10,679
Product development costs	**25,849**	21,415	18,911
Other selling and administrative expenses	**325,147**	326,656	321,061
	$454,189	$464,206	$487,848

Income Taxes

Significant components of the provision for income taxes are as follows:

(In thousands)	2002	2001	2000
Current:			
Federal	**$38,966**	$32,393	$62,172
State	**3,473**	2,442	3,931
	42,439	34,835	66,103
Deferred	**6,755**	7,019	(6,356)
	$49,194	$41,854	$59,747

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

	2002	2001	2000
Federal statutory tax rate	**35.0 %**	35.0 %	35.0 %
State taxes, net of federal tax effect	**1.6**	1.6	1.5
Credit for increasing research activities	**(1.6)**	–	–
Extraterritorial income exclusion	**(1.0)**	–	–
Other – net	**1.0**	(0.6)	(0.5)
Effective tax rate	**35.0 %**	36.0 %	36.0 %

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

(In thousands)	2002	2001	2000
Net long-term deferred tax liabilities:			
Tax over book depreciation	**$(34,398)**	$(38,759)	$(37,509)
OPEB obligations	**3,581**	3,197	3,157
Compensation	**3,821**	2,519	2,079
Goodwill	**(14,173)**	(5,550)	(4,183)
Other – net	**4,055**	(1,039)	(770)
Total net long-term deferred tax liabilities	**(37,114)**	(39,632)	(37,226)
Net current deferred tax assets:			
Workers' compensation, general, and product liability accruals	**1,517**	1,119	4,183
Vacation accrual	**4,617**	4,002	4,632
Integration accruals	**–**	(3,766)	(3,205)
Inventory differences	**5,101**	1,969	2,404
Plant closing accruals	**821**	3,302	–
Deferred income	**(3,820)**	–	–
Other – net	**1,865**	8,314	11,502
Total net current deferred tax assets	**10,101**	14,940	19,516
Net deferred tax (liabilities) assets	**$(27,013)**	$(24,692)	$(17,710)

Shareholders' Equity and Earnings Per Share

	2002	2001	2000
Common stock, $1 par value:			
Authorized	**200,000,000**	200,000,000	200,000,000
Issued and outstanding	**58,373,607**	58,672,933	59,796,891
Preferred stock, $1 par value:			
Authorized	**1,000,000**	1,000,000	1,000,000
Issued and outstanding	**–**	–	–

Notes to Consolidated Financial Statements

The Company purchased 614,580; 1,472,937; and 837,552 shares of its common stock during 2002, 2001, and 2000, respectively. The par value method of accounting is used for common stock repurchases. The excess of the cost of shares acquired over their par value is allocated to additional paid-in capital with the excess charged to retained earnings.

In 2002, the denominator for the basic earnings per share calculation was 58,789,851. There were 250,769 potentially dilutive shares from stock options plans, making the denominator for diluted earnings per share 59,040,620. Certain exercisable and non-exercisable stock options were not included in the computation of diluted EPS for fiscal year 2002 because the option prices were greater than the average market prices for the periods. The number of stock options outstanding that met this criterion for 2002 was 30,000 with a range of per share exercise prices of $28.25-$32.22.

Components of other comprehensive income (loss) consist of the following:

(In thousands)	**2002**	2001	2000
Foreign currency translation adjustments – net of tax	$ –	$109	$118
Change in unrealized gains on marketable securities – net of tax	**(322)**	42	208
Other comprehensive income (loss)	**$(322)**	$151	$326

In May 1997, the Company registered 400,000 shares of its common stock under its 1997 Equity Plan for Non-Employee Directors. This plan permits the Company to issue to its non-employee directors options to purchase shares of Company common stock, restricted stock of the Company, and awards of Company stock. The plan also permits non-employee directors to elect to receive all or a portion of their annual retainers and other compensation in the form of shares of Company common stock. During 2002, 2001, and 2000, 6,358, 7,446, and 6,948 shares of Company common stock were issued under the plan, respectively.

Cash dividends declared and paid per share for each year are:

(In dollars)	**2002**	2001	2000
Common shares	**$.50**	$.48	$.44

Shares of common stock were issued in 2002, 2001, and 2000 pursuant to a members' stock purchase plan as follows:

	2002	2001	2000
Shares issued	**43,388**	85,385	90,059
Average price per share	**$23.63**	$20.51	$21.10

During 2002, shareholders approved the 2002 Members' Stock Purchase Plan. Under the new plan, 800,000 shares of common stock were registered for issuance to participating members. Beginning on June 30, 2002, rights to purchase stock are granted on a quarterly basis to all members who have one year of employment eligibility and work a minimum of 20 hours a week. The price of the stock purchased under the plan is 85% of the closing price on the applicable purchase date. No member may purchase stock under the plan in an amount which exceeds the lesser of 20% of his/her gross earnings or a maximum fair value of $25,000 in any calendar year. During 2002, 47,419 shares of common stock were issued under the plan at an average price of $22.58. An additional 752,581 shares were available for issuance under the plan at December 28, 2002.

The Company has a shareholders rights plan which will expire August 20, 2008. The plan becomes operative if certain events occur involving the acquisition of 20% or more of the Company's common stock by any person or group in a transaction not approved by the Company's Board of Directors. Upon the occurrence of such an event, each right entitles its holder to purchase an amount of common stock of the Company with a market value of $400 for $200, unless the Board authorizes the rights be redeemed. The rights may be redeemed for $0.01 per right at any time before the rights become exercisable. In certain instances, the right to purchase applies to the capital stock of the acquirer instead of the common stock of the Company. The Company has reserved preferred shares necessary for issuance should the rights be exercised.

The Company has entered into change in control employment agreements with corporate officers and certain other key employees. According to the agreements, a change in control occurs when a third person or entity becomes the beneficial owner of 20% or more of the Company's common stock or when more than one-third of the Company's Board of Directors is composed of persons not recommended by at least three-fourths of the incumbent Board of Directors. Upon a change in control, a key employee is deemed to have a two-year employment with the Company, and all his or her benefits are vested under Company plans. If, at any time within two years of the change in control, his or her position, salary, bonus, place of work, or Company-provided benefits are modified, or employment is terminated by the Company for any reason other than cause or by the key employee for good reason, as such terms are defined in the agreement, then the key employee is entitled to receive a severance payment equal to two times annual salary and the average of the prior two years' bonuses.

Notes to Consolidated Financial Statements

Stock-Based Compensation

Under the Company's 1995 Stock-Based Compensation Plan, as amended and restated effective November 10, 2000, the Company may award options to purchase shares of the Company's common stock and grant other stock awards to executives, managers, and key personnel. The Plan is administered by the Human Resources and Compensation Committee of the Board of Directors. Restricted stock awarded under the Plan is expensed ratably over the vesting period of the awards. Stock options awarded to employees under the Plan must be at exercise prices equal to or exceeding the fair market value of the Company's common stock on the date of grant. Stock options are generally subject to four-year cliff vesting and must be exercised within 10 years from the date of grant.

The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," to stock-based employee compensation.

(In thousands)	2002	2001	2000
Net income, as reported	**$91.4**	$74.4	$106.2
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(2.2)**	(1.4)	(1.1)
Pro forma net income	**$89.2**	$73.0	$105.1
Earnings per share:			
Basic – as reported	**$1.55**	$1.26	$ 1.77
Basic – pro forma	**$1.52**	$1.24	$ 1.75
Diluted – as reported	**$1.55**	$1.26	$ 1.77
Diluted – pro forma	**$1.51**	$1.24	$ 1.75

The weighted-average fair value of options granted during 2002, 2001, and 2000 estimated on the date of grant using the Black-Scholes option-pricing model was $11.74, $9.70, and $9.25, respectively. The fair value of 2002, 2001, and 2000 options granted is estimated on the date of grant using the following assumptions: dividend yield of 1.65% to 2.06%, expected volatility of 34.32% to 38.37%, risk-free interest rate of 5.13% to 6.56%, and an expected life of 10 to 12 years depending on grant date.

The status of the Company's stock option plans is summarized below:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2000	407,750	$24.30
Granted	532,500	20.13
Exercised	(22,000)	23.80
Forfeited	–	–
Outstanding at December 30, 2000	918,250	$21.90
Granted	266,500	23.39
Exercised	(17,500)	18.31
Forfeited	(37,000)	21.57
Outstanding at December 29, 2001	1,130,250	$22.32
Granted	290,000	25.77
Exercised	–	–
Forfeited	(17,000)	21.69
Outstanding at December 28, 2002	**1,403,250**	**$23.03**
Options exercisable at:		
December 28, 2002	**156,250**	**$25.02**
December 29, 2001	**105,000**	**24.86**
December 30, 2000	**–**	**–**

The following table summarizes information about fixed stock options outstanding at December 28, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 28, 2002
$24.50–$28.25	105,000	4.0 years	$24.86	105,000
$32.22	20,000	5.1 years	$32.22	20,000
$23.31–$23.47	238,750	5.9 years	$23.47	11,250
$18.31–$26.69	493,000	7.1 years	$20.28	15,000
$23.32–$25.27	259,500	8.0 years	$23.40	5,000
$25.75–$25.77	287,000	9.1 years	$25.77	–

Retirement Benefits

The Company has defined contribution profit-sharing plans covering substantially all employees who are not participants in certain defined benefit plans. The Company's annual contribution to the defined contribution plans is based on employee eligible earnings and results of operations and amounted to $23,524,000, $24,826,000, and $24,400,000 in 2002, 2001, and 2000, respectively.

The Company sponsors defined benefit plans which include a limited number of salaried and hourly employees at certain subsidiaries.

Notes to Consolidated Financial Statements

The Company's funding policy is generally to contribute annually the minimum actuarially computed amount. Net pension costs relating to these plans were $0 for 2002, 2001, and 2000. The actuarial present value of obligations, less related plan assets at fair value, is not significant.

The Company also participates in a multiemployer plan, which provides defined benefits to certain of the Company's union employees. Pension expense for this plan amounted to $309,000, $310,000, and $308,500 in 2002, 2001, and 2000, respectively.

Postretirement Health Care

In accordance with the guidelines of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the following table sets forth the funded status of the plan, reconciled to the accrued postretirement benefits cost recognized in the Company's balance sheet at:

(In thousands)	**2002**	2001	2000
Reconciliation of benefit obligation:			
Obligation at beginning of year	**$17,351**	$12,229	$20,237
Service cost	**398**	278	182
Interest cost	**1,091**	941	882
Benefit payments	**(1,356)**	(952)	(981)
Actuarial (gains) losses	**133**	3,042	(5,888)
Current year prior service cost	–	1,813	(2,203)
Obligation at end of year	**$17,617**	$17,351	$12,229
Funded status:			
Funded status at end of year	**$17,617**	$17,351	$12,229
Unrecognized transition obligation	**(5,942)**	(6,523)	(7,103)
Unrecognized prior-service cost	**(1,352)**	(1,582)	(1,813)
Unrecognized gain (loss)	**(539)**	(364)	5,457
Net amount recognized	**$ 9,784**	$ 8,882	$ 8,770
Net periodic postretirement benefit cost includes:			
Service cost	**$ 398**	$ 278	$ 182
Interest cost	**1,091**	941	882
Amortization of transition obligation over 20 years	**581**	581	581
Amortization of prior service cost	**230**	230	–
Amortization of (gains) and losses	**(10)**	(474)	(539)
Net periodic postretirement benefit cost	**$ 2,290**	$ 1,556	$ 1,106

The discount rates at fiscal year-end 2002, 2001, and 2000 were 6.5%, 6.5%, and 8.0%, respectively. The Company payment for these benefits has reached the maximum amounts per the plan; therefore, healthcare trend rates have no impact on Company cost.

Leases

The Company leases certain warehouse, plant facilities, and equipment. Commitments for minimum rentals under noncancelable leases at the end of 2001 are as follows:

(In thousands)	Capitalized Leases	Operating Leases
2003	$ 269	$14,128
2004	274	11,801
2005	261	9,545
2006	221	7,428
2007	1,016	4,859
Thereafter	–	15,734
Total minimum lease payments	2,041	$63,495
Less: amount representing interest	606	
Present value of net minimum lease payments, including current maturities of $151	$1,435	

Property, plant, and equipment at year-end include the following amounts for capitalized leases:

(In thousands)	**2002**	2001	2000
Buildings	**$3,299**	$ 3,299	$ 3,299
Machinery and equipment	**196**	15,805	15,805
	3,495	19,104	19,104
Less: allowances for depreciation	**2,514**	17,052	14,655
	$ 981	$ 2,052	$ 4,449

Rent expense for the years 2002, 2001, and 2000 amounted to approximately $13,683,000, $13,387,000, and $15,428,000, respectively. The Company has operating leases for office and production facilities with annual rentals totaling $450,000 with the former owners of a business acquired in 1996. One of the individuals continues as an officer of a subsidiary of the Company. Contingent rent expense under both capitalized and operating leases (generally based on mileage of transportation equipment) amounted to $787,000, $869,000, and $941,000 for the years 2002, 2001, and 2000, respectively.

Commitments and Contingencies

The Company utilizes letters of credit in the amount of $27 million to back certain financing instruments, insurance policies, and payment obligations. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined.

The Company entered into a three-year transportation service contract with a contract carrier in May 2002. The Company is contingently liable for future minimum payments totaling $14,537,000 under this contract. The Company is also contingently liable for $266,000 of financing arrangements with certain customers.

Notes to Consolidated Financial Statements

The Company has contingent liabilities which have arisen in the course of its business, including pending litigation, preferential payment claims in customer bankruptcies, environmental remediation, taxes, and other claims. The Company currently has one preferential payment claim outstanding totaling approximately $7.6 million. The Company intends to vigorously contest this claim; however, the ultimate outcome or likelihood of this specific claim cannot be determined at this time. It is our opinion, after consultation with legal counsel, that additional liabilities, if any, resulting from these matters are not expected to have a material adverse effect on our financial condition, although such matters could have a material effect on our quarterly or annual operating results and cash flows when resolved in a future period.

Significant Customer

One office furniture customer accounted for approximately 14% of consolidated net sales in each year.

Operating Segment Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," management views the Company as being in two operating segments: office furniture and hearth products, with the former being the principal segment. The office furniture segment manufactures and markets a broad line of metal and wood commercial and home office furniture which includes storage products, desks, credenzas, chairs, tables, bookcases, freestanding office partitions and panel systems, and other related products. The hearth products segment manufactures and markets a broad line of manufactured gas-, pellet-, and wood-burning fireplaces and stoves, fireplace inserts, gas logs, and chimney systems principally for the home.

The Company's hearth products segment is somewhat seasonal with the third (July–September) and fourth (October–December) fiscal quarters historically having higher sales than the prior quarters. In fiscal 2002, 53% of consolidated net sales of hearth products were generated in the third and fourth quarters.

For purposes of segment reporting, intercompany sales transfers between segments are not material, and operating profit is income before income taxes exclusive of certain unallocated corporate expenses. These unallocated corporate expenses include the net costs of the Company's corporate operations, interest income, and interest expense. Management views interest income and expense as corporate financing costs and not as an operating segment cost.

In addition, management applies an effective income tax rate to its consolidated income before income taxes so income taxes are not reported or viewed internally on a segment basis. Identifiable assets by segment are those assets applicable to the respective industry segments. Corporate assets consist principally of cash and cash equivalents, short-term investments, and corporate office real estate and related equipment.

No geographic information for revenues from external customers or for long-lived assets is disclosed since the Company's primary market and capital investments are concentrated in the United States.

Reportable segment data reconciled to the consolidated financial statements for the years ended 2002, 2001, and 2000 is as follows:

(In thousands)	2002	2001	2000
Net sales:			
Office furniture	**$1,279,059**	$1,366,312	$1,649,937
Hearth products	**413,563**	426,126	396,349
	$1,692,622	$1,792,438	$2,046,286
Operating profit:			
Office furniture [a]	**$ 130,014**	$ 112,405	$ 171,647
Hearth products [a]	**44,852**	39,282	30,232
Total operating profit	**174,866**	151,687	201,879
Unallocated corporate expenses	**(34,312)**	(35,426)	(35,915)
Income before income taxes	**$ 140,554**	$ 116,261	$ 165,964
Identifiable assets:			
Office furniture	**$ 494,559**	$ 526,712	$ 638,075
Hearth products	**305,326**	320,199	327,528
General corporate [b]	**220,667**	114,980	56,867
	$1,020,552	$ 961,891	$1,022,470
Depreciation and amortization expense:			
Office furniture	**$ 48,546**	$ 58,658	$ 58,926
Hearth products	**13,993**	20,389	18,109
General corporate [b]	**6,216**	2,338	2,011
	$ 68,755	$ 81,385	$ 79,046
Capital expenditures:			
Office furniture	**$ 17,183**	$ 29,785	$ 39,361
Hearth products	**6,132**	7,149	17,643
General corporate	**2,570**	(83)	2,836
	$ 25,885	$ 36,851	$ 59,840

[a] Included in operating profit for the office furniture segment are pretax charges of $3.0 million and $22.5 million for closing of facilities and impairment charges in 2002 and 2001, respectively. Included in operating profit for the hearth products segment is a pretax charge of $1.5 million for closing of facilities and impairment charges in 2001.

[b] In 2002 the Company's information technologies departments became a shared service at the corporate level. The costs continue to be charged out to the segments; however, the assets and related depreciation are now classified as general corporate.

Notes to Consolidated Financial Statements

Summary of Unaudited Quarterly Results of Operations

The following table presents certain unaudited quarterly financial information for each of the past 12 quarters. In the opinion of the Company's management, this information has been prepared on the same basis as the consolidated financial statements appearing elsewhere in this report and includes all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial results set forth herein. Results of operations for any previous quarter are not necessarily indicative of results for any future period.

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year-End 2002				
Net sales	**$399,139**	**$399,299**	**$446,274**	**$447,910**
Cost of products sold	**259,398**	**256,696**	**285,996**	**290,653**
Gross profit	**139,741**	**142,603**	**160,278**	**157,257**
Selling and administrative expenses	**110,425**	**111,320**	**117,274**	**115,170**
Restructuring related charges (income)	**3,900**	**(900)**	**–**	**–**
Operating income	**25,416**	**32,183**	**43,004**	**42,087**
Interest income (expense) – net	**(580)**	**(710)**	**(577)**	**(269)**
Income before income taxes	**24,836**	**31,473**	**42,427**	**41,818**
Income taxes	**8,941**	**11,330**	**15,274**	**13,649**
Net income	**15,895**	**20,143**	**27,153**	**28,169**
Net income per common share	**$ .27**	**$ .34**	**$ .46**	**$ .48**
Weighted-average common shares outstanding	**58,777**	**58,918**	**59,140**	**58,546**
As a Percentage of Net Sales				
Net sales	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Gross profit	**35.0**	**35.7**	**35.9**	**35.1**
Selling and administrative expenses	**27.7**	**27.9**	**26.3**	**25.7**
Restructuring related charges	**1.0**	**(.2)**	**–**	**–**
Operating income	**6.4**	**8.1**	**9.6**	**9.4**
Income taxes	**2.2**	**2.8**	**3.4**	**3.0**
Net income	**4.0**	**5.0**	**6.1**	**6.3**
Year-End 2001				
Net sales	$461,997	$444,196	$459,352	$426,893
Cost of products sold	311,711	292,789	298,427	278,213
Gross profit	150,286	151,407	160,925	148,680
Selling and administrative expenses	119,050	118,983	114,759	111,414
Restructuring related charges	–	24,000	–	–
Operating income	31,236	8,424	46,166	37,266
Interest income (expense) – net	(2,700)	(1,832)	(1,375)	(924)
Income before income taxes	28,536	6,592	44,791	36,342
Income taxes	10,273	2,373	16,125	13,083
Net income	$ 18,263	$ 4,219	$ 28,666	$ 23,259
Net income per common share	$ .31	$ .07	$ .48	$ .40
Weighted-average common shares outstanding	59,448	59,205	59,048	58,651
As a Percentage of Net Sales				
Net sales	100.0%	100.0%	100.0%	100.0%
Gross profit	32.5	34.1	35.0	34.8
Selling and administrative expenses	25.8	26.8	25.0	26.1
Restructuring related charges	–	5.4	–	–
Operating income	6.8	1.9	10.1	8.7
Income taxes	2.2	0.5	3.5	3.1
Net income	4.0	0.9	6.2	5.4

Notes to Consolidated Financial Statements

SUMMARY OF UNAUDITED QUARTERLY RESULTS OF OPERATIONS (CONTINUED)

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year-End 2000 [a]				
Net sales	$481,523	$509,649	$535,322	$519,792
Cost of products sold	329,416	343,842	354,367	352,779
Gross profit	152,107	165,807	180,955	167,013
Selling and administrative expenses	111,214	125,513	124,197	126,924
Operating income	40,893	40,294	56,758	40,089
Interest income (expense) – net	(2,550)	(3,688)	(3,303)	(2,529)
Income before income taxes	38,343	36,606	53,455	37,560
Income taxes	13,803	13,188	19,234	13,522
Net income	$ 24,540	$ 23,418	$ 34,221	$ 24,038
Net income per common share	$ .41	$ .39	$ .57	$ .40
Weighted-average common shares outstanding	60,186	60,145	60,162	60,069
As a Percentage of Net Sales				
Net sales	100.0%	100.0%	100.0%	100.0%
Gross profit	31.6	32.5	33.8	32.1
Selling and administrative expenses	23.1	24.6	23.2	24.4
Operating income	8.5	7.9	10.6	7.7
Income taxes	2.9	2.6	3.6	2.6
Net income	5.1	4.6	6.4	4.6

[a] First quarter 2000 includes partial quarterly results of operation of American Fireplace Company and the Allied Group acquisitions acquired February 29, 2000.

Common Stock Market Prices and Dividends (Unaudited)

QUARTERLY 2002–2001

2002 by Quarter	High	Low	Dividends per Share
1st	**$29.12**	**$24.55**	**$.125**
2nd	**30.85**	**25.45**	**.125**
3rd	**28.67**	**23.80**	**.125**
4th	**29.20**	**22.88**	**.125**
Total dividends paid			**$.500**

2001 by Quarter	High	Low	Dividends per Share
1st	$26.50	$22.00	$.12
2nd	26.45	22.44	.12
3rd	26.15	19.96	.12
4th	28.85	20.00	.12
Total dividends paid			$.48

Common Stock Market Price and Price/Earnings Ratio (Unaudited)

FISCAL YEARS 2002–1992

	Market Price*		Earnings per Share*	Price/Earnings Ratio	
Year	High	Low		High	Low
2002	**30.85**	**22.88**	**1.55**	**20**	**15**
2001	28.85	19.96	1.26	23	16
2000	27.88	15.56	1.77	16	9
1999	29.88	18.75	1.44	21	13
1998	37.19	20.00	1.72	22	12
1997	32.13	15.88	1.45	22	11
1996	21.38	9.25	1.13	19	8
1995	15.63	11.50	.67	23	17
1994	17.00	12.00	.87	20	14
1993	14.63	10.75	.70	21	15
1992	11.75	8.25	.59	20	14
Eleven-Year Average				21	13

* *Adjusted for the effect of stock splits*

Selected Financial Data – Eleven-Year Summary

	2002[a]	2001	2000	1999
Per Common Share Data (Basic and Dilutive)				
Income before cumulative effect of accounting changes	$ 1.55	$ 1.26	$ 1.77	$ 1.44
Cumulative effect of accounting changes	–	–	–	–
Net income	1.55	1.26	1.77	1.44
Cash dividends	.50	.48	.44	.38
Book value	11.08	10.10	9.59	8.33
Net working capital	1.82	1.52	1.09	1.52
Operating Results (Thousands of Dollars)				
Net sales	$1,692,622	$1,792,438	$2,046,286	$1,800,931
Cost of products sold	1,092,743	1,181,140	1,380,404	1,236,612
Gross profit	599,879	611,298	665,882	564,319
Interest expense	4,714	8,548	14,015	9,712
Income before income taxes	140,554	116,261	165,964	137,575
Income before income taxes as a % of net sales	8.30%	6.49%	8.11%	7.64%
Federal and state income taxes	$ 49,194	$ 41,854	$ 59,747	$ 50,215
Effective tax rate	35.0%	36.0%	36.0%	36.5%
Income before cumulative effect of accounting changes	$ 91,360	$ 74,407	$ 106,217	$ 87,360
Net income	91,360	74,407	106,217	87,360
Net income as a % of net sales	5.40%	4.15%	5.19%	4.85%
Cash dividends and share purchase rights redeemed	$ 29,386	$ 28,373	$ 26,455	$ 23,112
Addition to (reduction of) retained earnings	55,176	36,759	79,762	64,248
Net income applicable to common stock	91,360	74,407	106,217	87,360
% return on average shareholders' equity	14.74%	12.76%	19.77%	18.14%
Depreciation and amortization	$ 68,755	$ 81,385	$ 79,046	$ 65,453
Distribution of Net Income				
% paid to shareholders	32.16%	38.13%	24.91%	26.46%
% reinvested in business	67.84%	61.87%	75.09%	73.54%
Financial Position (Thousands of Dollars)				
Current assets	$ 405,054	$ 319,657	$ 330,141	$ 316,556
Current liabilities	298,680	230,443	264,868	225,123
Working capital	106,374	89,214	65,273	91,433
Net property, plant, and equipment	353,270	404,971	454,312	455,591
Total assets	1,020,552	961,891	1,022,470	906,723
% return on beginning assets employed	14.83%	12.04%	19.63%	16.94%
Long-term debt and capital lease obligations	$ 9,837	$ 80,830	$ 128,285	$ 124,173
Shareholders' equity	646,893	592,680	573,342	501,271
Retained earnings	587,731	532,555	495,796	416,034
Current ratio	1.36	1.39	1.25	1.41
Current Share Data				
Number of shares outstanding at year-end	58,373,607	58,672,933	59,796,891	60,171,753
Weighted-average shares outstanding during year – basic	58,789,851	59,087,963	60,140,302	60,854,579
Number of shareholders of record at year-end	6,777	6,694	6,563	6,737
Other Operational Data				
Capital expenditures (thousands of dollars)	$ 25,885	$ 36,851	$ 59,840	$ 71,474
Members (employees) at year-end	8,828	9,029 [b]	11,543 [b]	10,095

[a] Per SFAS No. 142, "Goodwill and Other Intangible Assets," the Company has ceased recording of goodwill and indefinite-lived intangible amortization.

[b] Includes acquisitions completed during year.

1998	1997	1996	1995	1994	1993	1992
$ 1.72	$ 1.45	$ 1.13	$ .67	$ .87	$ .69	$ .59
–	–	–	–	–	.01	–
1.72	1.45	1.13	.67	.87	.70	.59
.32	.28	.25	.24	.22	.20	.19
7.54	6.19	4.25	3.56	3.17	2.83	2.52
1.19	1.53	.89	1.07	1.27	1.23	1.23
$1,706,628	$1,362,713	$998,135	$893,119	$845,998	$780,326	$706,550
1,172,997	933,157	679,496	624,700	573,392	537,828	479,179
533,632	429,556	318,639	268,419	272,606	242,498	227,371
10,658	8,179	4,173	3,569	3,248	3,120	3,441
170,109	139,128	105,267	65,517	86,338	70,854	61,893
9.97%	10.21%	10.55%	7.34%	10.21%	9.08%	8.76%
$ 63,796	$ 52,173	$ 37,173	$ 24,419	$ 31,945	$ 26,216	$ 23,210
37.50%	37.50%	35.31%	37.27%	37.00%	37.00%	37.50%
$ 106,313	$ 86,955	$ 68,094	$ 41,098	$ 54,393	$ 44,638	$ 38,683
106,313	86,955	68,094	41,098	54,156	45,127	38,683
6.23%	6.38%	6.82%	4.60%	6.43%	5.78%	5.47%
$ 19,730	$ 16,736	$ 14,970	$ 14,536	$ 13,601	$ 12,587	$ 12,114
86,583	37,838	33,860	18,863	13,563	17,338	26,569
106,313	86,955	68,094	41,098	54,156	45,127	38,683
25.20%	27.43%	29.06%	20.00%	28.95%	26.35%	24.75%
$ 52,999	$ 35,610	$ 25,252	$ 21,416	$ 19,042	$ 16,631	$ 15,478
18.56%	19.25%	21.98%	35.37%	25.11%	27.89%	31.32%
81.44%	80.75%	78.02%	64.63%	74.89%	72.11%	68.68%
$ 290,329	$ 295,150	$205,527	$194,183	$188,810	$188,419	$171,309
217,438	200,759	152,553	128,915	111,093	110,759	91,780
72,891	94,391	52,974	65,268	77,717	77,660	79,529
444,177	341,030	234,616	210,033	177,844	157,770	145,849
864,469	754,673	513,514	409,518	372,568	352,405	322,746
23.74%	28.27%	25.93%	17.91%	24.72%	22.14%	22.18%
$ 135,563	$ 134,511	$ 77,605	$ 42,581	$ 45,877	$ 45,916	$ 50,961
462,022	381,662	252,397	216,235	194,640	179,553	163,009
351,786	265,203	227,365	193,505	174,642	161,079	143,741
1.34	1.47	1.35	1.51	1.70	1.70	1.87
61,289,618	61,659,316	59,426,530	60,788,674	61,349,206	63,351,692	64,737,912
61,649,531	59,779,508	60,228,590	60,991,284	62,435,450	64,181,088	65,517,990
5,877	5,399	5,319	5,479	5,556	4,653	4,534
$ 149,717	$ 85,491	$ 44,684	$ 53,879	$ 35,005	$ 27,541	$ 26,626
9,824 [b]	9,390 [b]	6,502 [b]	5,933	6,131	6,257	5,926

Report of Independent Accountants

To the Board of Directors and Shareholders, HON INDUSTRIES Inc.:

In our opinion, the accompanying consolidated balance sheet as of December 28, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended present fairly, in all material respects, the financial position of HON INDUSTRIES Inc. and its subsidiaries as of December 28, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 29, 2001, and December 30, 2000, and for each of the periods ended December 29, 2001, and December 30, 2000, prior to the adjustments discussed in the Goodwill and Other Intangible Assets note, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated February 1, 2002.

As disclosed in the Goodwill and Other Intangible Assets note, the Company changed the manner in which it accounts for goodwill and other intangible assets upon adoption of the accounting guidance of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on December 30, 2001.

As discussed above, the financial statements of HON INDUSTRIES Inc., as of December 29, 2001, and December 30, 2000, and for each of the periods ended December 29, 2001, and December 30, 2000, were audited by other independent accountants who have ceased operations. As described in the Goodwill and Other Intangible Assets note, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of December 30, 2001. We audited the transitional disclosures described in the Goodwill and Other Intangible Assets note. In our opinion, the transitional disclosures for 2001 and 2000 in the Goodwill and Other Intangible Assets note are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.



PricewaterhouseCoopers LLP
Chicago, Illinois
January 31, 2003

Report of Prior Independent Accountants

Predecessor Auditor (Arthur Andersen LLP) Opinion

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP. In 2002, the corporation adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). As discussed in the Goodwill and Other Intangible Assets note, the company has presented the transitional disclosures for 2001 and 2000 required by SFAS No. 142. The Arthur Andersen LLP report does not extend to these changes to the 2001 and 2000 consolidated financial statements. The adjustments to the 2001 and 2000 consolidated financial statements were reported on by PricewaterhouseCoopers LLP as stated in their report appearing herein.

Report of Independent Accountants

To the Board of Directors and Shareholders of HON INDUSTRIES Inc.:

We have audited the accompanying consolidated balance sheets of HON INDUSTRIES Inc. and subsidiaries as of December 29, 2001, December 30, 2000, and January 1, 2000*, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HON INDUSTRIES Inc. and subsidiaries as of December 29, 2001, December 30, 2000, and January 1, 2000*, and the results of its operations and its cash flows for each of the three fiscal years then ended in conformity with accounting principles generally accepted in the United States.



Arthur Andersen LLP
Chicago, Illinois
February 1, 2002

** The January 1, 2000, consolidated financial statements are not required to be presented in the 2002 Annual Report.*

Management's Responsibility for Financial Statements

Management is responsible for the preparation and integrity of the consolidated financial statements and other financial information presented in this report. That responsibility is accomplished using internal controls designed to provide reasonable assurance as to the integrity and accuracy of the Company's financial records and to adequately safeguard, verify and maintain accountability of assets. Such controls are based on established written policies and procedures, are implemented by trained personnel with an appropriate segregation of duties and are monitored through a comprehensive internal audit program. These policies and procedures prescribe that the Company and all its members are to maintain the highest ethical and business standards.

PricewaterhouseCoopers LLP, independent accountants, is retained to audit HON INDUSTRIES' financial statements. Their accompanying report is based on audits conducted in accordance with auditing standards generally accepted in the United States.

The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent board members. The Audit Committee meets periodically with the independent accountants and with the Company's internal auditors, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.



JACK D. MICHAELS
CHAIRMAN AND CHIEF EXECUTIVE OFFICER



JERALD K. DITTMER
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

A Message from the Board of Directors

Dear Shareholders:

Recent events have reminded us all of the importance of sound corporate governance policies. We, the members of the HON INDUSTRIES Board of Directors, have taken this responsibility very seriously for many years. Setting the cultural climate is central to good governance. We sought to accomplish this years ago by adopting the HON INDUSTRIES Vision Statement (shown on the inside back cover of this annual report). Our Vision Statement represents much more than a traditional "mission," and it goes much deeper than company policy. This important document represents the very foundation of our corporate culture, expressing values that guide the attitude and actions of every member, every day.

From its beginnings, HON INDUSTRIES has sought to implement its Vision Statement through sound policies and practices, and by maintaining a strong board composed predominantly of outside directors. We are fully committed to executing our responsibilities, and we will continue to maintain the company's long-standing tradition of an independent, well-informed, active and engaged Board of Directors.

Our board meetings and procedures have been developed and refined to encourage open and informed communication. The board's three committees – Audit; Human Resources and Compensation; Public Policy and Corporate Governance – have consisted entirely of non-management directors for many years.

It is an honor to serve as directors of HON INDUSTRIES. We are very proud to represent you, the shareholder, as we oversee the management of this great company. Please be assured that we intend to remain on the forefront of evolving corporate governance policy and standards.

Sincerely,

The HON INDUSTRIES Board of Directors



STANLEY A. ASKREN*



GARY M. CHRISTENSEN*



ROBERT W. COX



CHERYL A. FRANCIS



M. FAROOQ KATHWARI



ROBERT L. KATZ



DENNIS J. MARTIN



JACK D. MICHAELS



ABBIE J. SMITH



RICHARD H. STANLEY



BRIAN E. STERN



RONALD V. WATERS, III*



LORNE R. WAXLAX

* *Nominee for election to Board of Directors at May, 2003 Annual Meeting of Shareholders.*

Board of Directors

Stanley A. Askren*
President, HON INDUSTRIES Inc.
President, Allsteel Inc.

Gary M. Christensen*
Retired President and
Chief Executive Officer,
Pella Corporation

Robert W. Cox
Chairman Emeritus,
Baker & McKenzie

Cheryl A. Francis
Advisor/Consultant
Former Executive Vice President and
Chief Financial Officer,
RR Donnelley & Sons

M. Farooq Kathwari
Chairman, President and
Chief Executive Officer,
Ethan Allen Interiors Inc.

Robert L. Katz
President,
Robert L. Katz and Associates

Dennis J. Martin
Chairman, President and
Chief Executive Officer,
General Binding Corporation

Jack D. Michaels
Chairman and Chief Executive Officer,
HON INDUSTRIES Inc.

Abbie J. Smith
Chaired Professor,
The University of Chicago
Graduate School of Business

Richard H. Stanley
Vice Chairman, HON INDUSTRIES Inc.
Chairman, SC Companies, Inc.
Chairman, Stanley Consultants, Inc.

Brian E. Stern
President,
Xerox Supplies Business Group,
Xerox Corporation

Ronald V. Waters, III*
Senior Vice President and
Chief Financial Officer,
Wm. Wrigley Jr. Company

Lorne R. Waxlax
Retired Executive Vice President,
The Gillette Company

Committees of the Board

AUDIT
Cheryl A. Francis, Chairperson
Dennis J. Martin
Abbie J. Smith
Ronald V. Waters, III

HUMAN RESOURCES AND COMPENSATION
Gary M. Christensen, Chairperson
Robert W. Cox
Robert L. Katz
Lorne R. Waxlax

PUBLIC POLICY AND CORPORATE GOVERNANCE
Richard H. Stanley, Chairperson
M. Farooq Kathwari
Brian E. Stern

** Nominee for election to Board of Directors at May, 2003 Annual Meeting of Shareholders.*

Officers HON INDUSTRIES Inc. and Subsidiaries

Jack D. Michaels
Chairman and Chief Executive Officer

Stanley A. Askren
President
President, Allsteel Inc.

Peter R. Atherton
Vice President and Chief Technology Officer

David C. Burdakin
Executive Vice President
President, The HON Company

Jerald K. Dittmer
Vice President and Chief Financial Officer

Melinda C. Ellsworth
Vice President, Treasurer and
Investor Relations

Tamara S. Feldman
Vice President, Financial Reporting

Jeffrey D. Fick
Vice President, Member and
Community Relations

Malcolm C. Fields
Vice President and Chief Information Officer

Thomas E. Hammer
Vice President, Continuous Improvement

Robert D. Hayes
Vice President, Business Analysis and
General Auditor

Thomas D. Head
Vice President
General Manager, Holga Inc.

James I. Johnson
Vice President, General Counsel and Secretary

Phillip M. Martineau
Executive Vice President
President, Wood Products Group
President, HON International Inc.

Jean M. Reynolds
President, Maxon Furniture Inc.

Daniel C. Shimek
Executive Vice President
President, Hearth & Home Technologies Inc.

Investor Information

Schedule of Quarterly Results

The Company operates on a fiscal year ending on the Saturday nearest December 31. Quarterly results are typically announced within 25 days after the end of each quarter, and audited results are typically announced within 40 days after year-end.

Fiscal 2003 Quarter-End Dates

1st Quarter: Saturday, March 29
2nd Quarter: Saturday, June 28
3rd Quarter: Saturday, October 4
4th Quarter: Saturday, January 3

Annual Meeting

The Company's annual shareholders' meeting will be held at 10:30 a.m. on May 5, 2003, at the Holiday Inn, Highways 61 & 38 North, Muscatine, Iowa. Shareholders and other interested investors are encouraged to attend the meeting.

Investor Relations

Send inquiries to:
Investor Relations
HON INDUSTRIES Inc.
414 East Third Street
Muscatine, IA 52761
Telephone: 563.264.7400
Fax: 563.264.7655
E-mail: *investorrelations@honi.com*

Corporate Headquarters

HON INDUSTRIES Inc.
414 East Third Street
P.O. Box 1109
Muscatine, IA 52761-0071
Telephone: 563.264.7400
Fax: 563.264.7217
Website: *www.honi.com*

Independent Public Accountants

PricewaterhouseCoopers LLP
One North Wacker Drive
Chicago, IL 60606

Common Stock

HON INDUSTRIES common stock trades on the New York Stock Exchange under the symbol: HNI. Stock price quotations can be found in major daily newspapers and *The Wall Street Journal.*

Transfer Agent

Shareholders may report a change of address or make inquiries by writing or calling:

Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, IL 60602
Telephone: 312.588.4991

Forward-Looking Statements

Statements in this report that are not strictly historical, including statements as to plans, objectives, and future financial performance, are "forward-looking" statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, which may cause the Company's actual results in the future to differ materially from expected results. These risks include, among others: competition within the office furniture and fireplace industries, including competition from imported products and competitive pricing; increases in the cost of raw materials, including steel, which is the Company's largest raw material category; increases in the cost of health care benefits provided by the Company; reduced demand for the Company's storage products caused by changes in office technology, including the change from paper record storage to electronic record storage; the effects of economic conditions, including the current recessionary environment, on demand for office furniture, customer insolvencies and related bad debts and claims against the Company that it received preferential payments; changes in demand and order patterns from the Company's customers, particularly its top 10 customers, which represented approximately 37% of net sales in 2002; issues associated with acquisitions and integration of acquisitions; the ability of the Company to realize cost savings and productivity improvements from its cost containment and business simplification initiatives; the ability of the Company to realize financial benefits from investments in new products; the ability of the Company's distributors and dealers to successfully market and sell the Company's products; the availability and cost of capital to finance planned growth; and other risks, uncertainties, and factors described from time to time in the Company's filings with the Securities and Exchange Commission.

We caution the reader that the above list of factors may not be exhaustive. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Our Vision

We, the members of HON INDUSTRIES, are dedicated to creating long-term value for all of our stakeholders, to exceeding our customers' expectations, and to making our company a great place to work. We will always treat each other, as well as customers, suppliers, shareholders, and our communities, with fairness and respect.

Our success depends upon business simplification, rapid continuous improvement, and innovation in everything we do, individual and collective integrity, and the relentless pursuit of the following long-standing beliefs:

WE WILL BE PROFITABLE. We pursue mutually profitable relationships with customers and suppliers. Only when our company achieves an adequate profit can the other elements of this Vision be realized.

WE WILL CREATE LONG-TERM VALUE FOR SHAREHOLDERS. We create long-term value for shareholders by earning financial returns significantly greater than our cost of capital and pursuing profitable growth opportunities. We will safeguard our shareholders' equity by maintaining a strong balance sheet to allow flexibility in responding to a continuously changing market and business environment.

WE WILL PURSUE PROFITABLE GROWTH. We pursue profitable growth on a global basis in order to provide continued job opportunities for members and financial success for all stakeholders.

WE WILL BE A SUPPLIER OF QUALITY PRODUCTS AND SERVICES. We provide reliable products and services of high quality and brand value to our end-users. Our products and services exceed our customers' expectations and enable our distributors and our company to make a fair profit.

WE WILL BE A GREAT PLACE TO WORK. We pursue a participative environment and support a culture that encourages and recognizes excellence, active involvement, ongoing learning, and contributions of each member; that seeks out and values diversity; and that attracts and retains the most capable people who work safely, are motivated, and are devoted to making our company and our members successful.

WE WILL BE A RESPONSIBLE CORPORATE CITIZEN. We conduct our business in a way that sustains the well-being of society, our environment, and the economy in which we live and work. We follow ethical and legal business practices. Our company supports our volunteer efforts and provides charitable contributions so that we can actively participate in the civic, cultural, educational, environmental, and governmental affairs of our society.

TO OUR STAKEHOLDERS: When our company is appreciated by its *members,* favored by its *customers,* supported by its *suppliers,* respected by *the public,* and admired by its *shareholders,* this Vision is fulfilled.

Design: Boller Coates & Neu / www.bcandn.com Photography: James Schnepf Printing: Anderson Lithograph

HON INDUSTRIES Inc.

414 East Third Street
P.O. Box 1109
Muscatine, IA 52761-0071
www.honi.com